As filed with the Securities and Exchange Commission on November 5, 2014
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________

FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933
__________________________

ROCKET FUEL INC.
(Exact name of registrant as specified in its charter)
__________________________

Delaware (State or other jurisdiction of incorporation or organization)	30-0472319 (I.R.S. Employer Identification Number)

__________________________
1900 Seaport Blvd.
Redwood City, CA 94063
(650) 595-1300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
__________________________

George H. John
Chief Executive Officer
Rocket Fuel Inc.
1900 Seaport Blvd.
Redwood City, CA 94063
(650) 595-1300
(Name, address, including zip code, and telephone number, including area code, of agent for service)
__________________________

Copies to:
Steven E. Bochner Rachel B. Proffitt Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300		JoAnn C. Covington General Counsel Chief Privacy Officer 1900 Seaport Blvd. Redwood City, CA 94063 (650) 595-1300
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Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
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CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common stock, par value $0.001 per share	3,701,375	$15.91	$58,888,876	$6,843
(1) Pursuant to Rule 416(a) of the Securities Act of 1933, as amended, this Registration Statement shall also cover any additional shares of the Registrant’s common stock that become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration that increases the number of the Registrant’s outstanding shares of common stock.
(2) Estimated in accordance with Rule 457(c) of the Securities Act of 1933, as amended, solely for purposes of calculating the registration fee on the basis of the average of the high and low sales prices of Registrant’s common stock as reported on the NASDAQ Global Select Market on November 3, 2014.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated November 5, 2014
PROSPECTUS
3,701,375 SHARES
Common Stock

This prospectus relates to shares of common stock of Rocket Fuel Inc. that may be sold by the selling stockholders identified in this prospectus from time to time. The shares of common stock offered under this prospectus by the selling stockholders were initially issued in connection with our acquisition of X Plus Two Solutions, Inc. on September 5, 2014. We are registering the offer and sale of the shares to satisfy certain registration rights we have granted to the selling stockholders. We will not receive any of the proceeds from the sale of the shares hereunder.
The selling stockholders (which term as used herein includes the donees, transferees, distributees or other successors-in-interest of any selling stockholder) may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell their shares of common stock in the section of this prospectus titled “Plan of Distribution.”
Our common stock is listed on the NASDAQ Global Select Market under the symbol “FUEL.” On November 3, 2014, the last reported sale price of our common stock on the NASDAQ Global Select Market was $15.53 per share.
We are an “emerging growth company” under the U.S. federal securities laws and are subject to reduced public company reporting requirements. Investing in our common stock involves risks. See “Risk Factors” beginning on page 4.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 5, 2014.

ABOUT THIS PROSPECTUS
This prospectus is a part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf registration process, the selling stockholders may, from time to time, offer and sell shares of our common stock, as described in this prospectus, in one or more offerings.
You should rely only on the information contained in this prospectus (as supplemented and amended). We have not authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date other than its date regardless of the time of delivery of the prospectus or any sale of our common stock.
We urge you to read carefully this prospectus (as supplemented and amended) before deciding whether to purchase any of the shares of common stock being offered.

-i-

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read the following summary together with the more detailed information regarding our company, the common stock being registered hereby, and our financial statements and notes thereto incorporated by reference in this prospectus before deciding whether to purchase shares of our common stock from the selling stockholders.
Overview
     Rocket Fuel is a technology company that has developed an Artificial Intelligence and Big Data-driven predictive modeling and automated decision-making platform. This technology is designed to address the needs of markets in which the volume and speed of information render real-time human analysis infeasible. We are focused on the large and growing digital advertising market that faces these challenges.
There are tens of billions of daily trades across all digital advertising exchanges, thousands of times more than the number of daily trades executed by NASDAQ and the NYSE combined. Our Artificial Intelligence, or AI, system autonomously purchases ad spots, or impressions, one at a time, on these exchanges to create portfolios of impressions designed to optimize the goals of our advertisers, such as increased sales, heightened brand awareness and decreased cost per customer acquisition.
Our solutions are designed to optimize both direct-response campaigns focused on generating specific consumer purchases or responses, as well as brand campaigns geared towards lifting brand metrics, generally defined as cost-per-click and brand survey goals. We have successfully run advertising campaigns for products and brands ranging from consumer products to luxury automobiles to travel. We provide differentiated solutions that are simple, powerful, scalable and extensible across geographies, industry verticals and the display, mobile, social and video digital advertising channels.
            Increasingly, companies are attempting to leverage Big Data and data scientists to make strategic and tactical decisions. At Rocket Fuel, rather than focusing on data analysis by humans, we have built tools to perform analysis and make decisions autonomously. The benefit of a general platform that autonomously adapts and learns while solving multiple problems instead of solving one specific problem at a time is that, with very little manual configuration, our platform simultaneously runs over 2,000 campaigns for advertisers with highly diverse goals.
We primarily operate our platform on behalf of customers through the acceptance of insertion orders that specify the amount of impressions we are to deliver, the agreed upon rate for each delivered impression, and a fixed period of time for delivery. In July 2014, we announced the expansion of our self-service platform to the United States and Europe. With that expansion and our acquisition of X Plus Two Solutions, Inc. (known in the industry as [x+1]) in September 2014, we also serve the digital advertising market through enterprise solutions including a data management platform or DMP solution.

 Corporate Information
            We were incorporated in Delaware in 2008. Our principal executive offices are located at 1900 Seaport Blvd., Redwood City, CA 94063. Our telephone number is (650) 595-1300.
            Our website address is www.rocketfuel.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus.
            Unless otherwise indicated, the terms “Rocket Fuel,” “we,” “us” and “our” refer to Rocket Fuel Inc., a Delaware corporation.

           “Rocket Fuel” is our registered trademark in the United States and the European Union, and the Rocket Fuel logo, “Advertising that Learns,” and all of our solution names are our trademarks. This prospectus contains additional trade names, trademarks and service marks of ours and of other companies. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with these other companies, or endorsement or sponsorship of us by these other companies. Other trademarks appearing in this prospectus are the property of their respective holders.
Emerging Growth Company
            The Jumpstart Our Business Startups Act, or the JOBS Act, was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as “emerging growth companies.” We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, certain requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements, and the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an emerging growth company.
            We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have $1.0 billion or more in annual revenue; (ii) the date we qualify as a “large accelerated filer,” under the rules of the Securities and Exchange Commission, or SEC, with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or (iv) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.
            For certain risks related to our status as an emerging growth company, see the disclosure elsewhere in this prospectus under “Risk Factors—Risks Related to the Securities Markets and Ownership of Our Common Stock—We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.”

The Shares Offered in this Prospectus

Common stock offered by the selling stockholders	3,701,375 shares
NASDAQ symbol	FUEL
Use of proceeds
All of the shares of common stock being offered under this prospectus are being sold by the selling stockholders or their pledgees, donees, transferees, distributees or other successors-in-interest. Accordingly, we will not receive any proceeds from the sale of these shares.

Background
     On September 5, 2014, pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement"), we acquired X Plus Two Solutions, Inc. ("X Plus Two"), a Delaware holding company of which X Plus One Solutions, Inc. ("X Plus One"), a Delaware corporation, is a wholly owned subsidiary, pursuant to a two-step merger for consideration of approximately $100 million in cash and an aggregate of 5,253,084 shares of our common stock, subject to adjustment as set forth in the Merger Agreement. X Plus One operates under the brand and trade name [x+1], providing programmatic marketing and data management solutions, but we also use the term [x+1] throughout this prospectus to refer to the acquired entities. In connection with the acquisition, we entered into a Fifth Amended and Restated Investor Rights Agreement (the "Rights Agreement"), dated as of September 5, 2014, with certain of our former preferred stockholders, as well as former stockholders of X Plus Two who received shares of our common stock in connection with the acquisition. Under the terms of the Rights Agreement, we agreed to file with the SEC a registration statement on Form S-3 covering the resale of the shares of common stock held by former stockholders of X Plus Two and to use commercially reasonable best efforts to cause the registration statement to be declared effective by the SEC as soon as practicable on or after October 4, 2014.
     Throughout this prospectus, when we refer to the shares of our common stock, the offer and sale of which are being registered on behalf of the selling stockholders, we are referring to the shares of common stock held by former stockholders of X Plus Two that we agreed to register pursuant to the Rights Agreement described above. When we refer to the selling stockholders in this prospectus, we are referring to former stockholders of X Plus Two and, as applicable, any donees, pledgees, transferees, distributees or other successors-in-interest selling shares received after the date of this prospectus from former stockholders of X Plus Two as a gift or other transfer for no consideration.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in or incorporated by reference into this prospectus, before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we do not currently believe are important to an investor may also harm our business operations. If any of the events, contingencies, circumstances or conditions described in the following risks actually occurs, our business, financial condition or our results of operations could be seriously harmed. If that happens, the trading price of our common stock could decline and you may lose part or all of the value of any of our shares that you purchase.
Risks Related to Our Business and Our Industry
Our limited operating history makes it difficult to evaluate our business and prospects.
We were incorporated in 2008 and, as a result, have only a limited operating history upon which our business and future prospects may be evaluated. Although we have experienced substantial revenue growth in our limited history, the rate of growth has declined in recent quarters. We may not be able to slow or reverse this decline in revenue growth rate, and we may not be able to maintain our current revenue levels. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges related to recruiting, integrating and retaining qualified employees; making effective use of our limited resources; achieving market acceptance of our existing and future offerings; competing against companies with greater financial and technical resources; acquiring and retaining customers and maintaining relationships with advertising agencies; and developing new offerings, either internally or through acquisitions.
Our current operational infrastructure may require changes for us to scale our business efficiently and effectively to keep pace with demand for our solutions, and achieve long-term profitability. If we fail to implement these changes on a timely basis, or if we are unable to implement them effectively or at all due to factors beyond our control or other reasons, our business may suffer. We cannot provide assurance that we will be successful in addressing these and other challenges we may face in the future. As a growing company in a rapidly evolving industry, our business prospects depend in large part on our ability to:

•	develop and offer competitive technology platforms and offerings that meet our advertisers' needs as they change;

•
expand our expertise in technologies required for offerings, such as our self-service and DMP enterprise solutions, that involve developing solutions for use directly by others, including user interface development, user documentation and ongoing customer support and maintenance;

•	build a reputation for superior solutions and create trust and long-term relationships with advertisers and advertising agencies;

•
successfully integrate the operations of [x+1], a provider of programmatic marketing and data management solutions that we acquired in September 2014, including but not limited to integration of the [x+1] technology platform with ours;

•	distinguish ourselves from competitors in our industry;

•	maintain and expand our relationships with the sources of quality inventory through which we execute our customers’ advertising campaigns;

•	respond to evolving industry standards, government regulations and customer requirements that impact our business, particularly in the areas of data collection and consumer privacy;

•	prevent or otherwise mitigate failures or breaches of security or privacy;

•	expand our business internationally; and

•	attract, hire, integrate and retain qualified and motivated employees.
If we are unable to meet one or more of these objectives or otherwise adequately address the risks and difficulties that we face, our business may suffer, our revenue may decline and we may not be able to achieve further growth or long-term profitability.
If we do not manage our growth effectively, the quality of our solutions or our relationships with our customers may suffer, and/or our operating results may be negatively affected.
Our business has grown rapidly. We rely heavily on information technology ("IT") systems to manage critical customer-related functions such as advertising campaign management and operations, data center operations and data management platform hosting. We must expand and improve these systems to maintain the quality of our solutions as we grow and, in particular, to avoid service interruptions, security breaches and slower system performance for our enterprise solutions, including our self-service platform and our data management platform ("DMP"). We also depend on IT systems to manage essential functions such as revenue recognition, budgeting, forecasting, financial reporting and other administrative functions, and we must continue to expand and improve these IT systems as well. We must also continue to manage our employees, operations, finances, research and development and capital investments efficiently. Our productivity and the quality of our solutions may be adversely affected if we do not quickly and effectively integrate and train our new employees, particularly our sales and account management personnel and employees acquired as part of our recent acquisition of [x+1], and if we fail to appropriately coordinate across our executive, engineering, finance, human resources, legal, marketing, sales, operations and customer support teams. If we continue our rapid growth, we will incur additional expenses, and our growth may continue to place a strain on our resources, infrastructure and ability to maintain the quality of our solutions. Our rapid growth has resulted in challenges, and if we do not adapt to meet these evolving challenges, and if the current and future members of our management team do not effectively scale with our growth, the quality of our solutions may suffer, our relationships with our customers may be harmed and our corporate culture may be adversely impacted. Failure to manage our future growth effectively could cause our business to suffer, which, in turn, could have an adverse impact on our financial condition and results of operations.
If we fail to make the right investment decisions in our offerings and technology platforms, we may not attract and retain advertisers and advertising agencies and our revenue and results of operations may decline.
We compete for advertisers, which are often represented by advertising agencies, who want to purchase digital media for advertising campaigns and/or invest in enterprise solutions, including data management platforms ("DMPs") for the purchase of digital media and/or personalization of web properties. Our industry is subject to rapid changes in standards, technologies, products and service offerings, as well as in advertiser demands and expectations. We continuously need to make decisions regarding which offerings and technology to invest in to meet advertiser demand and evolving industry standards and regulatory requirements. We may make wrong decisions regarding these investments. If new or existing competitors offer more attractive offerings, we may lose advertisers or advertisers may decrease their spending on our solutions. New advertiser demands, superior competitive offerings or new industry standards could render our existing solutions unattractive, unmarketable or obsolete and require us to make substantial unanticipated changes to our technology platforms or business models. Our failure to adapt to a rapidly changing market or to anticipate advertiser demand could harm our business and our financial performance.
We recently acquired [x+1], and may invest in or acquire other businesses. These activities require significant management attention and resources to integrate new businesses into our existing operations. These activities could disrupt our business, dilute stockholder value and adversely affect our financial condition and results of operations.
As part of our business strategy, we may make investments in or acquisitions of complementary companies, products or technologies. For example, in September 2014, we acquired [x+1], a provider of programmatic marketing and data management solutions. These activities involve significant risks to our business. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. The acquisitions we do complete may not ultimately strengthen our competitive position. Any acquisitions we complete could be viewed negatively by our advertisers, advertising agencies and investors, which could have an adverse impact on our business and the value of our common stock. In addition, if we are unsuccessful at integrating acquired employees or technologies, our financial condition and results of operations, including revenue growth, could be adversely affected. Any acquisition and subsequent integration will require significant time and resources. We have only completed one acquisition to date and have only recently begun integrating the acquired business. As a result, our ability as an organization to acquire and integrate other companies, products or technologies in a successful manner is unproven. We may not be able to successfully evaluate and use the acquired technology or employees, or otherwise manage the acquisition and integration processes successfully. We will be required to pay cash, incur debt and/or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition and the value of our common stock. For example, in connection with our recent acquisition of [x+1], we paid approximately $100 million in cash and 5.3 million shares of our common stock, subject to adjustment pursuant to the Merger Agreement. The use of cash to pay for acquisitions, including our acquisition of [x+1], will limit other potential uses of our cash, including investments in our sales and marketing and product development organizations, and in infrastructure to support scalability. The issuance or sale of equity or convertible debt securities to finance any such acquisitions, including our acquisition of [x+1], will result in dilution to our stockholders and could negatively impact earnings per share. If we incur debt in connection with any future acquisition, it would result in increased fixed obligations and could also impose covenants or other restrictions that could impede our ability to manage our operations.
Anticipated and unanticipated charges to earnings resulting from acquisitions may adversely affect our results of operations. Under business combination accounting standards, we recognize the identifiable assets acquired and the liabilities assumed, generally at their acquisition date fair values and separately from goodwill. Our estimates of fair value are based upon assumptions we believe to be reasonable but which are inherently uncertain. After we complete an acquisition, a number of factors could result in material charges, which could adversely affect our financial condition, results of operations and cash flows, including but not limited to costs incurred to integrate employees such as employee retention, redeployment or relocation expenses; amortization, impairment or reduction in the useful lives of intangible assets; amortization or impairment of goodwill; costs to maintain certain duplicative pre-merger activities for an extended period of time or to maintain these activities for a period of time that is longer than we had anticipated; and charges to our operating results due to the expensing of certain stock awards assumed in an acquisition. Substantially all of these costs will be accounted for as expenses that will decrease our net income and earnings per share for the periods in which those costs are incurred.
Additional risks related to investments and acquisitions, including our recent acquisition of [x+1], include but are not limited to the following:

•	The need to integrate the technology underlying an acquired company's products and services with our technology;

•	The need to integrate an acquired company's sales organization with ours in a manner that will optimize sales of the combined company's offerings;

•	The need to integrate an acquired company’s accounting, management information, human resource and other administrative systems to permit effective management and timely reporting;

•	The possibility that the combined company will not achieve the expected benefits, including any anticipated operating and product synergies, of the acquisition as quickly as anticipated, if at all;

•
The need to implement or remediate controls, procedures and policies appropriate for a public company in an acquired company that, prior to the acquisition, lacked these controls, procedures and policies;

•	Unfavorable revenue recognition or other accounting or tax treatment as a result of an acquired company’s practices;

•
The possibility of higher than anticipated costs in continuing support and development of acquired products; in general and administrative functions that support new business models; or in compliance with associated regulations that are more complicated than we had anticipated;

•	Cultural challenges associated with integrating employees from an acquired company or business into our organization, and the risk of attrition if integration is not successful;

•	The possibility that we will be unable to retain key employees and maintain the key business and customer relationships of the businesses we acquire;

•
The possibility that we will not discover important facts during due diligence for an acquisition that could have a material adverse impact on the value of the businesses we acquire and subject us to unexpected claims and liabilities, regulatory exposure and/or other expenses;

•
Litigation or other claims in connection with, or inheritance of claims or litigation risks as a result of, an acquisition, including claims from terminated employees, customers or other third parties;

•	Significant accounting charges resulting from the completion and integration of a sizable acquisition and related capital expenditures;

•	Significant acquisition-related accounting adjustments that may cause reported revenue and profits of the combined company to be lower than the sum of their stand-alone revenue and profits;

•	The possibility that the costs of, or operational difficulties arising from, an acquisition would be greater than anticipated;

•
Additional country-specific risks, to the extent that we engage in strategic transactions outside of the United States, including risks related to integration of operations across different cultures and languages; currency risks; the particular economic, political and regulatory risks associated with specific countries; and the possibility that data privacy regulations in new markets may be applied differently to the acquired company's technology and practices than they are to our technology and practices; and

•	The possibility that a change of control of a company we acquire triggers a termination of contractual or intellectual property rights important to the operation of its business.
Any of the foregoing factors, among others, could harm our financial condition or prevent us from achieving improvements in our financial condition and operating performance that could have otherwise been achieved by us on a stand-alone basis. Our stockholders may not have the opportunity to review, vote on or evaluate future acquisitions or investments.
We have a history of losses and may not achieve or sustain profitability in the future.
We incurred net losses of $21.0 million and $11.9 million, for six months ended June 30, 2014 and 2013, respectively. As of June 30, 2014, we had an accumulated deficit of $65.5 million. We may not achieve profitability in the foreseeable future, if at all. Although our revenue has increased significantly in recent periods, we may not be able to sustain this revenue growth. In addition, our operating expenses have increased with our revenue growth, primarily due to substantial investments in our business, tenant improvements at our office locations and an increase in our headcount by approximately 77% from June 30, 2013 to June 30, 2014. We expect our cost of revenue and operating expenses to continue to increase substantially in the foreseeable future as we continue to expand our business by adding sales, marketing and related support employees in existing and new territories, adding engineering employees to support continued investments in our technology platforms and offerings, adding general and administrative employees to support our growth and expansion, and as a result of our acquisition of [x+1], which had not yet achieved profitability when we completed the acquisition. In particular, our operating expenses increased as a percentage of revenue in the three months ended June 30, 2014 compared to the three months ended June 30, 2013, and we expect this trend to continue in the second half of 2014.
We may experience fluctuations in our operating results, which make our future results difficult to predict and could cause our operating results to fall below our expectations or those of investors or analysts.
Our quarterly and annual operating results have fluctuated in the past. Similarly, we expect our future operating results to fluctuate for the foreseeable future due to a variety of factors, many of which are beyond our control. Our fluctuating results could cause our performance to fall below the expectations of investors and securities analysts, and adversely affect the price of our common stock. Because our business is changing and evolving rapidly, our historical operating results may not be useful in predicting our future operating results. Factors that may increase the volatility of our operating results include the following:

•	the addition or loss of advertisers, advertising agencies or enterprise customers;

•	changes in demand and pricing for our solutions;

•	the seasonal nature of our customers’ spending on digital advertising campaigns;

•	changes in our pricing policies or the pricing policies of our competitors;

•	the pricing of advertising inventory or of other third-party services;

•	the introduction of new technologies, product or service offerings by our competitors;

•	changes in our customers’ advertising budget allocations, agency affiliations, or marketing strategies, which could affect their interest in our solutions;

•	changes and uncertainty in the regulatory environment for us or our advertisers;

•
changes in the economic prospects of our advertisers or the economy generally, which could alter current or prospective advertisers’ spending priorities, or could increase the time or costs required to complete sales to advertisers;

•	changes in the availability of advertising inventory through real-time advertising exchanges, or in the cost to reach end consumers through digital advertising;

•
fluctuations in our revenue less media costs (revenue less media costs is a non-GAAP measure; please see the section entitled “Non-GAAP Financial Performance Metrics” in the most recent Quarterly Report on Form 10-Q incorporated by reference into this prospectus, for an explanation of this measure and a reconciliation to the most comparable GAAP measure);

•	changes in our capital expenditures as we acquire the hardware, equipment and other assets required to support our business;

•	costs related to acquisitions of people, businesses or technologies, such as our recent acquisition of [x+1]; and

•
the cost and potential outcomes of existing and future litigation, including, without limitation, the purported stockholder class action lawsuits described below under "Risks Related to the Securities Markets and Ownership of our Common Stock—The price of our common stock has been volatile and the value of our common stock could decline.”

Based upon all of the factors described above and others that we may not anticipate, including those beyond our control, we have a limited ability to forecast our future revenue, costs and expenses. As a result, our actual operating results may from time to time fall below our estimates or the expectations of investors and analysts. Furthermore, our projected results may from to time fall below our initial estimates or the expectations of investors and analysts. For example, this occurred with respect to the second quarter, the third quarter and full year in fiscal 2014 and resulted in substantial declines in our stock price. See “Risks Related to the Securities Markets and Ownership of our Common Stock—We may fail to meet our publicly announced guidance or other expectations about our business and future operating results, which could cause our stock price to decline,” below.
If we are unable to attract new advertising customers and sell additional and new offerings to our existing customers, our revenue growth will be adversely affected.
To sustain or increase our revenue, we must add new advertisers and encourage existing advertisers (both of which are often represented by advertising agencies) to purchase additional offerings from us, including our new enterprise solutions. As the digital advertising industry matures and as competitors introduce lower cost or differentiated products or services that compete with or are perceived to compete with ours, our ability to sell our solutions to new and existing advertisers based on our offerings, pricing, technology platform and functionality could be impaired. Some advertisers that are repeat users of our digital media buying managed service solution tend to increase their spend over time. Conversely, some advertisers that are newer to our solution tend to spend less than, and may not return as frequently as, advertisers that have used this solution for longer periods of time. With long-time advertisers, we may reach a point of saturation at which it is challenging to continue to grow our revenue from those advertisers because of their unfamiliarity with the breadth of our product suite, as well as factors beyond our control such as internal limits that advertisers or their agencies may place on the allocation of their advertising budgets to digital media, to particular campaigns, to a particular provider, or for other reasons not known to us. In the six months ended June 30, 2014, we experienced a decline in average customer spend compared to the same period in 2013, as well as a decline in spend by some of our larger customers. If we are unable to continue to attract new advertisers or obtain new business from existing advertisers, our revenue growth and our business may be adversely affected. We have experienced a slowing rate of revenue growth since the third quarter of 2013, which we expect will continue in the second half of 2014. Our ability to slow or reverse this declining rate of growth will depend in part upon the successful introduction of new offerings (including our ability to cross-sell our full suite of offerings). We operate in a highly competitive market, and there can be no assurance that these new offerings will gain significant levels of market acceptance.
In particular, the market for our enterprise solutions is relatively new. Advertisers may be reluctant to make significant investments in these solutions. The sales cycle for enterprise solutions can be long and unpredictable and require considerable time and expense. Even if we generate a sale, we incur upfront costs associated with onboarding advertisers to our enterprise platforms, which can be a complex process as we must support a wide range of customer data formats and capabilities, and integrate with a wide range of applications and technology and process infrastructures. We may not recoup our investment if we do not maintain the advertiser relationship over time.
We may not be able to compete successfully against current and future competitors because competition in our industry is intense, and our competitors may offer solutions that are perceived by our customers to be more attractive than ours, or that may operate to limit our access to advertisers’ budgets even if our solutions are more effective. These factors could result in declining revenue, or inability to grow our business.
Competition for our advertisers’ advertising budgets is intense, as is competition for broader advertising solutions such as data management platforms. We operate in a market that is subject to rapid development and introduction of product and service offerings, changing branding objectives and evolving customer demands, all of which affect our ability to remain competitive. We expect competition to increase as the barriers to enter our market are low and consolidation is increasing. Increased competition may force us to charge less for our solutions, or offer pricing models that are less attractive to us and decrease our margins. It may also result in longer sales cycles, particularly for our enterprise software solutions. Our principal competitors for our solutions include traditional advertising networks, and advertising agencies that operate an agency trading desk, either directly or through an affiliate. Competitors for our self-service solutions include other companies that offer self-service demand-side and data management platforms that allow advertisers to purchase inventory directly from advertising exchanges or other third parties and manage and analyze their own consumer data and third party data. Other competitors for our enterprise solutions include in-house tools and custom solutions currently used by brand advertisers to manage their customer data and advertising activities. As our platforms evolve and we introduce new technologies, features and functionality, we may face competition from new sources. In the first half of 2014, we experienced a decline in revenue from some customers that adopted demand side and data management platforms before our own similar solutions were widely available, and from customers who directed more spend through agency trading desks.
We rely predominately on advertising agencies to purchase our solution on behalf of advertisers, and certain of those agencies or agency holding companies are creating competitive solutions, referred to as agency trading desks. If these agency trading desks are successful in leveraging their relationships with the advertisers, we may be unable to compete for advertisers’ budgets even if our solution is more effective. Many agencies that we work with are also owned by large agency holding companies. For various reasons related to the agencies’ own priorities or those of their holding companies, they may not recommend our solution, even though it may be more effective, and we may not have the opportunity to demonstrate our value to advertisers. Furthermore, agencies are increasingly involved in helping to select agency trading desks or self-service platform providers for the advertisers they represent. This trend has impacted, and may continue to impact, our ability to grow revenue from those advertisers.
We also compete with services offered through large online portals that have significant brand recognition, such as Yahoo!, Google, AOL and MSN. These large portals have substantial proprietary digital advertising inventory that may provide them with competitive advantages, including far greater access to Internet user data, and the ability to significantly influence pricing for digital advertising inventory. We also compete for a share of advertisers’ total advertising budgets with online search advertising, for which we do not offer a solution, and with traditional advertising media, such as direct mail, television, radio, cable and print. Some of our competitors have also established reputations for specific services, such as retargeting with dynamic creative, for which we do not have an established market presence. Many current and potential competitors have competitive advantages relative to us, such as longer operating histories, greater name recognition, larger client bases, greater access to advertising inventory on premium websites and significantly greater financial, technical, sales and marketing resources. Increased competition may result in reduced pricing for our solutions, longer sales cycles or a decrease of our market share, any of which could negatively affect our revenue and future operating results and our ability to grow our business.
Our ability to continue competing successfully and growing revenue will depend in part on our ability to retain business from our larger and longer tenured customers; win business from new customers through the successful introduction of new offerings for mobile, video and brand advertising campaigns that continue to differentiate us from our competitors, including agency trading desks; attract customers to our self-service platform offering and new enterprise solutions, including the DMP acquired through [x+1]; and identify opportunities to work collaboratively with agencies and agency trading desks.  If a significant portion of our larger and longer tenured customers spend less with us, or stop spending altogether, and we fail to attract sufficient offsetting new business from new customers, our business, financial condition and results of operations would be harmed.
If the use of “third party cookies” is rejected by Internet users, restricted or otherwise subject to unfavorable regulation, our performance could decline and we could lose advertisers and revenue.
We use “cookies” (small text files) to gather important data to help deliver our solution. These cookies are placed through an Internet browser on an Internet user’s computer and correspond to a data set that we keep on our servers. Our cookies are known as “third party” cookies because we do not have a direct relationship with the Internet user. Our cookies collect anonymous information, such as when an Internet user views an ad, clicks on an ad, or visits one of our advertisers’ websites. On mobile devices, we may also obtain location-based information about the user’s device. We use these cookies to help us achieve our advertisers’ campaign goals, to help us ensure that the same Internet user does not unintentionally see the same advertisement too frequently, to report aggregate information to our advertisers regarding the performance of their advertising campaigns and to detect and prevent fraudulent activity throughout our network of inventory. We also use data from cookies to help us decide whether to bid on, and how much to bid on, an opportunity to place an advertisement in a certain location, at a given time, in front of a particular Internet user. A lack of data associated with cookies may detract from our ability to make decisions about which inventory to purchase for an advertiser’s campaign, and undermine the effectiveness of our solution.
Cookies may easily be deleted or blocked by Internet users. All of the most commonly used Internet browsers (including Chrome, Firefox, Internet Explorer, and Safari) allow Internet users to prevent cookies from being accepted by their browsers. Internet users can also delete cookies from their computers at any time. Some Internet users also download “ad blocking” software that prevents cookies from being stored on a user’s computer. If more Internet users adopt these settings or delete their cookies more frequently than they currently do, our business could be harmed. In addition, the Safari browser blocks cookies by default, and other browsers may do so in the future. Unless such default settings in browsers are altered by Internet users, we will be able to set fewer of our cookies in browsers, which could adversely affect our business. In addition, companies such as Google have publicly disclosed their intention to move away from cookies to another form of persistent unique identifier, or ID, to indicate Internet users in the bidding process on advertising exchanges. If companies do not use shared IDs across the entire ecosystem, this could have a negative impact on our ability to find the same anonymous user across different web properties, and reduce the effectiveness of our solution.
In addition, in the European Union, or EU, Directive 2009/136/EC, commonly referred to as the “Cookie Directive,” directs EU member states to ensure that accessing information on an Internet user’s computer, such as through a cookie, is allowed only if the Internet user has given his or her consent. We may not be able to develop or implement additional tools that compensate for the lack of data associated with cookies. Moreover, even if we are able to do so, such additional tools may be subject to further regulation, time consuming to develop or costly to obtain, and less effective than our current use of cookies. The Data Protection Regulation, which was endorsed by the European Union Parliament in March 2014, will next be reviewed by the European Union Council of Ministers and the European Union Commission. If enacted into law, possible new rules regarding data collection could limit or change the way we collect information, and could have a negative impact on our ability to optimize our clients' advertising campaigns.
Potential “Do Not Track” standards or government regulation could negatively impact our business by limiting our access to the anonymous user data that informs the advertising campaigns we run, and as a result could degrade our performance for our customers.
As the use of cookies has received ongoing media attention over the past three years, some government regulators and privacy advocates have suggested creating a “Do Not Track” standard that would allow Internet users to express a preference, independent of cookie settings in their web browser, not to have their website browsing recorded. All the major Internet browsers have implemented some version of a “Do Not Track” setting. Microsoft’s Internet Explorer 10 includes a “Do Not Track” setting that is selected “on” by default. However, there is no definition of “tracking,” no consensus regarding what message is conveyed by a “Do Not Track” setting and no industry standards regarding how to respond to a “Do Not Track” preference. It is possible that we could face competing policy standards, or standards that put our business model at a competitive disadvantage to other companies that collect data from Internet users, standards that reduce the effectiveness of our solution, or standards that require us to make costly changes to our solution. The Federal Trade Commission, or FTC, has stated that it will pursue a legislative solution if the industry cannot agree upon a standard. The “Do-Not-Track Online Act of 2013” was introduced in the United States Senate in February 2013. If a “Do Not Track” web browser setting is adopted by many Internet users, and the standard either imposed by state or federal legislation, or agreed upon by standard setting groups, requires us to recognize a “Do Not Track” signal and prohibits us from using non-personal data as we currently do, then that could hinder growth of advertising and content production on the web generally, and limit the quality and amount of data we are able to store and use, which would cause us to change our business practices and adversely affect our business.
Our international expansion subjects us to additional costs and risks and may not yield returns, including anticipated revenue growth, in the foreseeable future, and our continued expansion internationally may not be successful.
Our significant investment in international expansion subjects us to many challenges associated with supporting a rapidly growing business across a multitude of cultures, customs, monetary, legal and regulatory systems and commercial infrastructures. We have a limited operating history outside of the United States, and our ability to manage our business and conduct our operations internationally requires considerable attention and resources. We began operations in the United

Kingdom in 2011. Our UK subsidiary has employees in the United Kingdom, the Netherlands, France, Italy, Spain, Sweden and Australia. We established subsidiaries in Germany and Canada in 2013. In addition, in 2012, we made arrangements with a software platform licensee to make our solution available in Japan. We expect to significantly expand our international operations in the future.
Our international expansion and the integration of international operations present challenges and risks to our business and require significant attention from our management, finance, analytics, operations, sales and engineering teams to support advertising campaigns abroad. For example, as a direct result of our relationship with our Japan licensee, we have undertaken engineering and other work to support campaigns for Japanese advertisers and localize our technology platform for language, currency and time zone, and have made substantial investments to train our Japan licensee’s sales team to sell our solution in Japan. Moreover, our Japan licensee is a wholly-owned subsidiary of a large advertising agency holding company, which has other subsidiaries that may offer services that compete with us. As a result, there is a risk that conflicts of interest may arise that could reduce our ability to gain market share in the Japanese market. Compliance with complex foreign and U.S. laws and regulations that apply to our international operations increases our cost of doing business abroad, could interfere with our ability to offer our solutions competitively to advertisers and advertising agencies in one or more countries and expose us or our employees to fines and penalties. In some cases, our advertisers might impose additional requirements on our business in efforts to comply with their interpretation of their own or our legal obligations. These requirements might differ significantly from the requirements applicable to our business in the United States and could require engineering and other costly resources to accommodate. Laws and regulations that could impact us include but are not limited to tax laws, employment laws, data privacy regulations, U.S. laws such as the Foreign Corrupt Practices Act and local laws prohibiting corrupt payments to governmental officials and private entities, such as the U.K. Bribery Act. Violations of these laws and regulations could result in monetary damages, criminal sanctions against us, our officers, or our employees, and prohibitions on the conduct of our business. We will likely incur significant operating expenses as a result of our international expansion, and it may not be successful. Our international business also subjects us to the impact of global and regional recessions and economic and political instability, differing regulatory requirements, costs and difficulties in managing a distributed workforce, potentially adverse tax consequences in the United States and abroad, fluctuations in foreign currency exchange rates and restrictions on the repatriation of funds to the United States. Our failure to manage these risks and challenges successfully could materially and adversely affect our business, financial condition and results of operations.
Our solutions are dependent on display advertising. A decrease in the use of display advertising, or our inability to further penetrate display, mobile, social and video advertising channels would harm our business, growth prospects, operating results and financial condition.
Historically, our customers have predominantly used our solution for display advertising, and the substantial majority of our revenue is derived from advertisers, typically through their agencies, that use our solution for display advertising. The demand-side platform that we acquired with [x+1] is also predominantly used for display advertising. We expect that display advertising will continue to be a significant channel used by our customers. Recently, the market for display advertising, excluding mobile, social and video, has been declining as overall display advertising growth has been driven by mobile, social and video advertising. Should our customers lose confidence in the value or effectiveness of display advertising, the demand for our display solution could decline. In addition, many of our customers may think of us as only providing display advertising solutions, and we must develop marketing strategies that help our sales representatives cross-sell non-display products to our existing customer base. Our failure to achieve market acceptance of our solutions for mobile, social and video advertising, as well as our enterprise solutions, including our DMP and web optimization solutions, would harm our growth prospects, financial condition and results of operations.
In our business, we typically do not have long-term commitments from our advertisers, and we may not be able to retain advertisers or attract new advertisers that provide us with revenue that is comparable to the revenue generated by any advertisers we may lose.
Most of the advertisers that use our solution do business with us by placing insertion orders for particular advertising campaigns. If we perform well on a particular campaign, then the advertiser, or most often, the advertising agency representing the advertiser, may place new insertion orders with us for additional advertising campaigns. We rarely have any commitment from an advertiser beyond the campaign governed by a particular insertion order. We use the Interactive Advertising Bureau, or IAB, standard terms and conditions, pursuant to which our insertion orders may also be canceled by advertisers or their advertising agencies prior to the completion of the campaign without penalty. As a result, our success is dependent upon our ability to outperform our competitors and win repeat business from existing advertisers, while continually expanding the number of advertisers for whom we provide services. In addition, it is relatively easy for advertisers and the advertising agencies that represent them to seek an alternative provider for their advertising campaigns because there are no significant switching costs. Agencies, with which we do the majority of our business, often have relationships with many different providers, each of which may be running portions of the same advertising campaign. Because we generally do not have long-term contracts, it may be difficult for us to accurately predict future revenue streams. We cannot provide assurance that our current advertisers will continue to use our solution, or that we will be able to replace departing advertisers with new advertisers that provide us with comparable revenue.
The sales cycle for our enterprise solutions can be long and unpredictable and requires considerable time and expense before executing a customer agreement; this can make it difficult to predict when, if at all, we will obtain new enterprise customers and when we will generate revenue from those customers.
The sales cycle for our enterprise business from initial contact with a potential lead to contract execution and implementation, typically takes a significant amount of time and is difficult to predict. Our sales cycle in some cases has been up to nine months or more. Our sales efforts involve educating our customers about the use, technical capabilities and benefits of our platform. Some of our customers undertake a significant evaluation process that frequently involves not only our platform but also the offerings of our competitors. This process can be costly and time-consuming. As a result, it is difficult to predict when we will obtain new customers and begin generating revenue from these new customers. As part of our sales cycle, we may incur significant expenses before executing a definitive agreement with a prospective customer and before we are able to generate any revenue from such agreement. We have no assurance that the substantial time and money spent on our sales efforts will generate significant revenue. If conditions in the marketplace generally or with a specific prospective customer change negatively, it is possible that no definitive agreement will be executed, and we will be unable to recover any of these expenses.

If we serve our advertisers’ advertisements on undesirable websites or fail to detect fraud (including bot traffic), our reputation will suffer, which would harm our brand and reputation and negatively impact our business, financial condition and results of operations.
Our business depends in part on providing our advertisers with a service that they trust. We have contractual commitments to take reasonable measures to prevent advertisers’ advertisements from appearing on undesirable websites or on certain websites that they identify, and we use third-party services to help us meet those commitments. We use third party technology, and our own proprietary technology, to detect click fraud and bot traffic, which is an automated computer-generated click on an advertisement rather than a click by a human. There has recently been a significant amount of negative publicity about bot traffic within our industry, including negative publicity directed at us. Under the circumstances, our abilities to both combat bot traffic and to communicate proactively about our capabilities in this area have become increasingly important. In addition, we use proprietary technology to block inventory that we know or suspect to be fraudulent, including “tool bar” inventory, which is inventory that appears within an application, often called a “tool bar,” and that overlays a website and displaces any advertising that would otherwise be displayed on such website. Preventing and combating fraud, which is an industry-wide issue, requires constant vigilance, and we may not always be successful in our efforts to do so.
If we serve advertising on inventory that is objectionable to our advertisers or fraudulent, we may lose the trust of our advertisers, which would harm our brand and reputation and negatively impact our business, financial condition and results of operations. We may also purchase inventory inadvertently that proves to be unacceptable for advertising campaigns, in which case we are responsible for the cost and cannot bill that cost to any campaign. If we buy substantial volumes of unusable inventory, this could negatively impact our results of operations.

If our access to quality advertising inventory is diminished or if we fail to acquire new advertising inventory, our revenue could decline and our growth could be impeded.
We must maintain a consistent supply of attractive advertising inventory, meaning the digital space on which we place advertising impressions, including websites, proprietary social networks, such as Facebook, and mobile applications. Our success depends on our ability to secure quality inventory on reasonable terms across a broad range of advertising networks and exchanges, including real time advertising exchanges, such as Google’s DoubleClick Ad Exchange or AppNexus; suppliers of video and mobile inventory; and social media platforms, such as the Facebook Exchange, known as FBX.
The amount, quality and cost of inventory available to us can change at any time. Our suppliers are generally not bound by long-term contracts. As a result, we cannot provide any assurance that we will have access to a consistent supply of quality inventory. Moreover, the number of competing intermediaries that purchase advertising inventory from real-time advertising exchanges continues to increase, while the number of suppliers may decline due to consolidation trends in the industry; both of these factors could put upward pressure on inventory costs. If we are unable to compete favorably for advertising inventory available on real-time advertising exchanges, or if real-time advertising exchanges decide not to make their advertising inventory available to us, we may not be able to place advertisements at competitive rates or find alternative sources of inventory with comparable traffic patterns and consumer demographics in a timely manner. Furthermore, the inventory that we access through real-time advertising exchanges may be of low quality or misrepresented to us, despite attempts by us and our suppliers to prevent fraud and conduct quality assurance checks.
Suppliers control the bidding process for the inventory they supply, and their processes may not always work in our favor. For example, suppliers may place restrictions on our use of their inventory, including restrictions that prohibit the placement of advertisements on behalf of certain advertisers. Through the bidding process, we may not win the right to deliver advertising to the inventory that we select and may not be able to replace inventory that is no longer made available to us.

If we are unable to maintain a consistent supply of quality inventory for any reason, our business, advertiser retention and loyalty, financial condition and results of operations would be harmed.

Currently, our social media offering is almost entirely dependent on access to Facebook’s inventory through FBX. If our access to quality inventory in social media (including through FBX) is diminished or if we fail to acquire new advertising inventory in social media, our growth could be impeded and our revenue could decline.
Currently, our social media offering is almost entirely limited to Facebook’s FBX platform, which was launched in the second half of 2012. Therefore, we currently define our social channel as advertising delivered through FBX. We have an agreement with Facebook allowing us to integrate directly with FBX to bid on advertising inventory on a real-time basis. We integrated with FBX in the fourth quarter of 2012. As a result, our ability to grow our revenue in the social channel is closely tied to the availability of inventory on FBX. If we are unable to compete favorably for advertising inventory on FBX, our social media offering may not be successful. Also, we cannot provide assurance that Facebook will continue to make its advertising inventory available to us upon reasonable terms or at all, and we may not be able to replace the FBX advertising inventory with inventory that meets our advertisers’ specific goals with respect to social media. In addition, advertisers may prefer to work with companies that provide advertising on social media platforms other than FBX or that have a longer history of integration with social media platforms. If we are unable to run advertising campaigns on the FBX platform, integrate with social media platforms that may become more available and/or more popular in the future or otherwise find alternative sources of quality social media inventory, our business could be harmed.
If mobile connected devices, their operating systems or content distribution channels, including those controlled by our competitors, develop in ways that prevent our advertising campaigns from being delivered to their users, our ability to grow our business will be impaired.
Our success in the mobile channel depends upon the ability of our technology platform to integrate with mobile inventory suppliers and provide advertising for most mobile connected devices, as well as the major operating systems that run on them and the thousands of applications that are downloaded onto them. The design of mobile devices and operating systems is controlled by third parties with whom we do not have any formal relationships. These parties frequently introduce new devices, and from time to time they may introduce new operating systems or modify existing ones. Network carriers may also impact the ability to access specified content on mobile devices. If our solution were unable to work on these devices or operating systems, either because of technological constraints or because an operating system or application developer, device maker or carrier wished to impair our ability to purchase inventory and provide advertisements, our ability to generate revenue could be significantly harmed.
Certain self-regulatory organizations of which we are a part (but over which we have limited influence) will be releasing mobile-specific privacy principles later this year, with enforcement expected to begin in 2015. If we fail to comply with these principles, or if we must modify our business practices in a way that reduces our ability to provide quality service to clients, it could affect our ability to generate new mobile channel business.

Our sales and marketing efforts require significant investment, which may not yield returns in the foreseeable future, if at all.
We have invested significant resources in our sales and marketing teams to educate potential and prospective advertisers and advertising agencies about the value of our solution across display, mobile, social and video channels. Real-time bidding through real-time advertising exchanges is still a small part of the overall display, mobile, social and video digital advertising markets. We often spend substantial time and resources explaining how our solution can optimize advertising campaigns in real time, and responding to requests for proposals from potential advertisers and their advertising agencies, including developing material specific to the needs of such potential advertisers. Our business depends in part upon advertisers’ confidence, and the confidence of the advertising agencies that represent those advertisers, that our use of real-time advertising exchanges to purchase inventory is superior to other methods of purchasing digital advertising across all channels. Our business also depends in part on our ability to effectively market our expanded offerings in the video, mobile and social channels, brand solutions and our self-service platform. We may not be successful in attracting new advertisers despite our investment in our business development, sales and marketing organizations.
If we do not effectively grow and train our sales and sales support teams, we may be unable to add new customers, increase sales to our existing customers or maintain customer satisfaction, and our business would be adversely affected.
We are substantially dependent on our sales team to obtain new customers and to drive sales from our existing customers and on our sales support teams to maintain customer satisfaction. We believe that there is significant competition for sales and sales support personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training, integrating and retaining sufficient numbers of sales and sales support personnel to support our growth and maintain customer satisfaction. As we expand our offerings within mobile, social and video channels, and with our self-service platform, our current sales team is also being required to spend time learning new offerings and become more effective at cross-selling. With the introduction of our enterprise self-service solution in July 2014 and our acquisition of [x+1] and its enterprise offering, we now require sales and support teams to meet the demands of two distinctly different types of customers; those that purchase services from us, and those that invest in our technology as an enterprise solution. Our sales and support teams have been primarily trained and experienced in selling our managed service solutions to and servicing advertising agencies, which often control advertisers' budgets. Our enterprise solutions are marketed and sold to agencies, enterprise customers and other channel partners directly. We will need to expand our capabilities by hiring new enterprise sales personnel and training existing personnel to sell solutions effectively to advertising agencies, large brand advertisers and channel partners.
We expect the investment of time on these training and education efforts to negatively impact sales productivity in the short term. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. The rate of growth in sales productivity for current sales personnel may not improve in the near term. In addition, new hires require significant training, and it may take significant time before they achieve full productivity. Our ability to slow or reverse an expected decline in our revenue growth rate during the second half of 2014 will depend, in part, on the pace at which sales personnel hired and trained during 2014 become productive. In the second quarter of 2014, we experienced a year-over-year decline in sales productivity, and in the first quarter of 2014, we experienced a year-over-year rate of increase in sales team productivity that was lower than the rates we experienced in past periods. In addition, as we continue to grow rapidly, a large percentage of our sales team will be new to the company and our solution. If we are unable to hire and train sufficient numbers of effective sales personnel, or the sales personnel are not successful in obtaining new customers or increasing sales to our existing customer base through cross-selling, our business would be adversely affected.
Our growth depends, in part, on the success of our strategic relationships with third parties, including ready access to hardware in key locations to facilitate the delivery of our solution and reliable management of Internet traffic.
We anticipate that we will continue to depend on various third-party relationships in order to grow our business. We continue to pursue additional relationships with third parties, such as technology and content providers, real-time advertising exchanges, market research companies, co-location facilities and other strategic partners. Identifying, negotiating and documenting relationships with third parties requires significant time and resources as does integrating third-party data and services. Our agreements with channel partners and providers of technology, computer hardware, co-location facilities, content and consulting services and real-time advertising exchanges are typically non-exclusive, do not prohibit them from working with our competitors or from offering competing services and do not typically have minimum purchase commitments. Our competitors may be effective in providing incentives to third parties to favor their products or services over ours or to otherwise prevent or reduce purchases of our solutions. In addition, these third parties may not perform as expected under our agreements with them, and we may have disagreements or disputes with such third parties, which could negatively affect our brand and reputation.
In particular, our continued growth depends on our ability to source computer hardware, including servers built to our specifications, and the ability to locate those servers and related hardware in co-location facilities in the most desirable locations to facilitate the timely delivery of our services. Disruptions in the services provided at co-location facilities that we rely upon can degrade the level of services that we can provide, which could harm our business. We also rely on our integration with many third-party technology providers to execute our business on a daily basis. We must efficiently direct a large amount of network traffic to and from our servers to consider tens of billions of bid requests per day, and each bid typically must take place in approximately 100 milliseconds. We rely on a third-party domain name service, or DNS, to direct traffic to our closest data center for efficient processing. If our DNS provider experiences disruptions or performance problems, this could result in inefficient balancing of traffic across our servers as well as impairing or preventing web browser connectivity to our site, which could harm our business.
Our solutions rely on third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell our solutions.
Our technology platforms, including our computational infrastructure, rely on software licensed to us by third-party authors under “open source” licenses. The use of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar solutions with less development effort and time and ultimately put us at a competitive disadvantage.
Although we monitor our use of open source software to avoid subjecting our products to conditions we do not intend, the terms of many open source licenses have not been interpreted by United States courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our services. Moreover, we cannot guarantee that our processes for controlling our use of open source software will be effective. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue operating our platforms on terms that are not economically feasible, to re-engineer our platforms or the supporting computational infrastructure to discontinue use of certain code, or to make generally available, in source code form, portions of our proprietary code, any of which could adversely affect our business, financial condition and results of operations.

Failure to comply with industry self-regulation could harm our brand, reputation and business.
We have committed to complying with the Network Advertising Initiative’s Code of Conduct and the Digital Advertising Alliance’s Self-Regulatory Principles for Online Behavioral Advertising in the United States, as well as similar self-regulatory principles in Europe adopted by the Interactive Advertising Bureau—Europe and the European Digital Advertising Alliance. Our efforts to comply with these principles include offering Internet users notice and transparency when advertising is served to them based, in part, on web browsing data recorded by cookies. We also offer Internet users the ability to opt out of receiving interest-based advertisements based on a cookie we place. However, we have made mistakes in our implementation of these guidelines in the past, and if we make mistakes in the future, or our opt out mechanisms fail to work as designed, or if Internet users misunderstand our technology or our commitments with respect to these principles, we could be subject to negative publicity, government investigation, government or private litigation, or investigation by self-regulatory bodies or other accountability groups. Any such action against us could be costly and time consuming, require us to change our business practices, cause us to divert management’s attention and our resources and be damaging to our reputation and our business.
If we fail to maintain adequate security and supporting infrastructure as we scale our systems, we may experience outages and disruptions of our services, and we may be in breach of our security obligations to our enterprise customers. Either of these occurrences could harm our brand and reputation; result in loss of customer information and related indemnity obligations and other liabilities; and negatively impact our revenue and results of operations.
As we grow our business, we expect to continue to invest in technology services, hardware and software, including data centers, network services, storage and database technologies. Creating the appropriate support for our technology platforms, including Big Data and our computational infrastructure, is expensive and complex, and our execution could result in inefficiencies or operational failures and increased vulnerability to cyber-attacks. We make representations to our customers regarding our security policies and practices. If we do not adequately implement and enforce these security policies to the satisfaction of our customers, this could result in a loss of customer confidence, damage to our reputation and a loss of business. Further, security breaches could not only diminish the quality of our services and our performance for advertisers; they could also be a violation of security obligations to our enterprise customers that are designed to protect the data that we collect, store and transmit for them. Cyber-attacks could include denial-of-service attacks impacting service availability (including the ability to deliver ads) and reliability; the exploitation of software vulnerabilities in Internet facing applications; social engineering of system administrators (tricking company employees into releasing control of their systems to a hacker); or the introduction of computer viruses or malware into our systems with a view to steal confidential or proprietary data. Cyber-attacks of increasing sophistication may be difficult to detect and could result in the theft of our intellectual property, our data and/or our customers’ data. In addition, we are vulnerable to unintentional errors as well as malicious actions by persons with authorized access to our systems that exceed the scope of their access rights, or unintentionally or intentionally alter parameters or otherwise interfere with the intended operations of our platforms. The steps we take to increase the reliability, integrity and security of our systems as they scale may be expensive and may not prevent system failures or unintended vulnerabilities resulting from the increasing number of persons with access to our systems, complex interactions within our technology platforms and the increasing number of connections with the technology of customers, third party partners and vendors. Operational errors or failures or successful cyber-attacks could result in damage to our reputation and loss of current and new advertisers and other business partners, as well as exposure to indemnity claims and other liability to our enterprise solution customers, which could harm our business. In addition, we could be adversely impacted by outages and disruptions in the online platforms of our key business partners, such as the real-time advertising exchanges, who we rely upon for access to inventory.
Errors or failures in our software and systems could adversely affect our operating results and growth prospects.
We depend upon the sustained and uninterrupted performance of our technology platforms to operate over 2,000 campaigns at any given time; manage our inventory supply; bid on inventory for each campaign; serve or direct a third party to serve advertising; collect, process and interpret data to optimize campaign performance in real time; and provide billing information to our financial systems. If our technology platform cannot scale to meet demand, or if there are errors in our execution of any of these functions on our platform, then our business could be harmed. Because our software is complex, undetected errors and failures may occur, especially when new versions or updates are made. We do not have the capability to test new releases or updates to our code on a small subset of campaigns, which means that bugs or errors in code could impact all campaigns on our platform. Despite testing by us, errors or bugs in our software have in the past, and may in the future, not be found until the software is in our live operating environment. For example, we have experienced failures in our bidding system to recognize or respond to budget restrictions for campaigns, resulting in overspending on media, and we may in the future have failures in our systems that cause us to buy more media than our advertisers are contractually obligated to pay for, which could be costly and harm our operating results. Errors or failures in our software could also result in negative publicity, damage to our brand and reputation, loss of or delay in market acceptance of our solution, increased costs or loss of revenue, loss of competitive position or claims by advertisers for losses sustained by them. In such an event, we may be required or choose to expend additional resources to help mitigate any problems resulting from errors in our software. We may make errors in the measurement of our campaigns causing discrepancies with our advertisers’ measurements leading to a lack in confidence with us or, on occasion, the need for advertiser “make-goods,” the standard credits given to advertisers for campaigns that have not been delivered properly. Material defects or errors in our enterprise platform, including our DMP solution, could also result in unanticipated costs and harm to our reputation. The software systems underlying the enterprise solutions, including the DMP, are inherently complex and may contain errors that could cause disruption in availability and other performance issues. Such performance issues could result in customers making warranty or other claims against us. Alleviating problems resulting from errors in our software could require significant expenditures of capital and other resources and could cause interruptions, delays or the cessation of our business, any of which would adversely impact our reputation as well as our financial position, results of operations and growth prospects.
As customers increase usage of our enterprise solutions, including our data management platform and site optimization services, we will need to continually improve our hosting infrastructure.
We expect the enterprise business to continue to add customers, transactions and data that its hosting infrastructure will be required to support. We seek to maintain sufficient excess capacity in the hosting infrastructure to meet the needs of all of our enterprise customers. We also seek to maintain excess capacity to facilitate the increase in new customers and transactions. For example, if we secure a large customer or a group of enterprise customers that require significant amounts of bandwidth or storage, we may need to increase bandwidth, storage, power or other elements of our application architecture and our infrastructure, and our existing systems may not be able to scale in a manner satisfactory to our existing or prospective customers. As use of the platforms grows, we will need to devote additional resources to improving our application architecture and our infrastructure in order to maintain the performance of our enterprise solutions. We may need to incur additional costs to upgrade or expand our computer systems and architecture in order to accommodate increased or expected increases in demand. These costs could impact our results of operations.
We may require additional capital to support growth, and such capital might not be available on terms acceptable to us, if at all. This could hamper our growth and adversely affect our business.
We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our platform, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in public or private equity, equity-linked or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, including the ability to pay dividends. This may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and respond to business challenges could be significantly impaired, and our business could be adversely affected.
Our future success depends on the continuing efforts of our key employees, including our three founders, and on our ability to hire, train, motivate and retain additional employees, including key employees.

Our future success depends heavily upon the continuing services of our key employees, including our three founders, George John, our Chief Executive Officer; Richard Frankel, our President; and Abhinav Gupta, our Vice President, Engineering, and on our ability to attract and retain members of our management team and other highly skilled employees, including software engineers, analytics and operations employees and sales professionals. We are currently undergoing a management transition in our finance organization, following the resignation of our Chief Financial Officer effective September 30, 2014 and our appointment of an interim Chief Financial Officer. In addition, we have other senior executive positions for which we are currently recruiting. The market for talent in our key areas of operations, including California, New York, Chicago and London, is intensely competitive. Our engineering group is primarily based in Redwood City, California, and we face significant competition for talent from large technology companies such as Google, Facebook, LinkedIn, Twitter and Yahoo!. These companies may provide more generous benefits, more diverse opportunities and better chances for career advancement, than we do. Some of these advantages may be more appealing to high-quality candidates than those we have to offer. None of our founders or other key employees has an employment agreement for a specific term, and any of our employees may terminate his or her employment with us at any time.
New employees often require significant training and, in many cases, take significant time before they achieve full productivity. As a result, we may incur significant costs to attract and retain employees, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. Moreover, new employees may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. In addition, as we move into new geographies, we will need to attract and recruit skilled employees in those areas. We have little experience with recruiting in geographies outside of the United States, and may face additional challenges in attracting, integrating and retaining international employees.
Even if we are successful in hiring qualified new employees, we may be subject to allegations that we have improperly solicited such employees while they remained employed by our competitors, that such employees have improperly solicited other colleagues of theirs employed by the same competitors or that such employees have divulged proprietary or other confidential information to us in violation of their agreements with such competitors. If we are unable to attract, integrate and retain suitably qualified individuals, our business, financial position and results of operations would be harmed.
Our corporate culture has contributed to our success. If we cannot maintain it as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, and our business could be harmed.
We are undergoing rapid growth. We had approximately 826 employees (701 in the United States and 125 employees overseas) as of June 30, 2014, compared with approximately 466 employees (406 and 60 employees in the United States and overseas, respectively), as of June 30, 2013. In September 2014, we acquired approximately 175 employees through our acquisition of [x+1]. We intend to further expand our overall headcount and operations both domestically and internationally, and we cannot provide assurance that we will be able to do so while effectively maintaining our corporate culture. We believe our corporate culture has been a critical component of our success as we believe it fosters innovation, teamwork, passion for customers and focus on execution, while facilitating knowledge sharing across our organization. As we grow and change, we may find it difficult to preserve our corporate culture, which could reduce our ability to innovate and operate effectively. In turn, the failure to preserve our culture could negatively affect our ability to attract, recruit, integrate and retain employees, continue to perform at current levels and effectively execute our business strategy.
Through 2013, our historical revenue growth partially masked seasonal fluctuations in advertising activity. However, as our revenue growth rate declines and/or to the extent seasonal advertising patterns become more pronounced, seasonality could cause material fluctuations on our quarterly cash flows and operating results.
Our revenue, cash flow from operations, operating results and other key operating and performance metrics may vary from quarter to quarter due to the seasonal nature of our advertisers’ spending on digital advertising campaigns. For example, advertisers tend to devote more of their advertising budgets to the fourth calendar quarter to coincide with consumer holiday spending. Moreover, advertising inventory in the fourth quarter may be more expensive due to increased demand for advertising inventory. Our historical revenue growth through 2013 partially masked the impact of seasonality, but as growth rate declines and to the extent seasonal spending becomes more pronounced, seasonality could cause material fluctuations on our revenue, cash flow, operating results and other key operating and performance metrics from period to period.
We rely predominately on advertising agencies to purchase our solution on behalf of advertisers, and we incur the cost of an advertising campaign before we bill for services. Such agencies may have or develop high-risk credit profiles, which may result in credit risk to us.
We must consider the effect of credit risk in transactions with agencies or other third parties and advertisers. A substantial portion of our business is sourced through advertising agencies, and we contract with these agencies as an agent for a disclosed principal, which is the advertiser. Typically, the advertising agency pays for our services once it has received payment from the advertiser for our services. Our contracts typically provide that if the advertiser does not pay the agency, the agency is not liable to us, and we must seek payment solely from the advertiser. Contracting with these agencies, which in certain cases have or may develop high-risk credit profiles, subjects us to greater credit risk than where we contract with advertisers directly. This credit risk may vary depending on the nature of an advertising agency’s aggregated advertiser base. In the quarter ended September 30, 2013, one of the agencies with which we conducted business filed for bankruptcy, which resulted in bad debt expense in the period. As of June 30, 2014, two agencies and no single advertiser accounted for 10% of more of accounts receivable. There can be no assurances that we will not experience additional bad debt expense in the future. Any such write-offs for bad debt could have a materially negative effect on our results of operations for the periods in which the write-offs occur. Even if we are not paid, we are still obligated to pay for the media we have purchased for the advertising campaign, and as a consequence, our results of operations and financial condition could be adversely impacted.
Fluctuations in the exchange rates of foreign currencies could result in currency transaction losses that negatively impact our financial results.
We currently have foreign sales denominated in British pounds, euros, Japanese yen and Canadian dollars and may, in the future, have sales denominated in the currencies of additional countries in which we establish or have established sales offices. In addition, we incur a portion of our operating expenses in British pounds, euros, Canadian dollars and Hong Kong dollars. We expect international sales to become an increasingly important part of our business. Any fluctuation in the exchange rates of these foreign currencies could negatively impact our business, financial condition and results of operations. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs or illiquid markets. In addition, those activities may be limited in the protection they provide us from foreign currency fluctuations and can themselves result in losses.
Legislation and regulation of online businesses, including privacy and data protection regimes, could create unexpected costs, subject us to enforcement actions for compliance failures, or cause us to change our technology platform or business model, which could have a material adverse effect on our business.
Government regulation could increase the costs of doing business online. U.S. and foreign governments have enacted or are considering legislation related to online advertising and we expect to see an increase in legislation and regulation related to advertising online, the use of geo-location data to inform advertising, the collection and use of anonymous Internet user data and unique device identifiers, such as IP address or unique mobile device identifiers, and other data protection and privacy regulation. Recent revelations about bulk online data collection by the National Security Agency, and news articles suggesting that the National Security Agency may gather data from cookies placed by Internet advertisers to deliver interest-based advertising, may further interest governments in legislation regulating data collection by commercial entities, such as advertisers and publishers and technology companies that serve the advertising industry. Such legislation could affect the costs of doing business online, and could reduce the demand for our solution or otherwise harm our business, financial condition and results of operations. For example, a wide variety of provincial, state, national and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. While we have not collected data that is traditionally considered personal data, such as name, email address, address, phone numbers, social security numbers, credit card numbers, financial or health data, we typically do collect and store IP addresses and other device identifiers, that are or may be considered personal data in some jurisdictions or otherwise may be the subject of legislation or regulation. Evolving and changing definitions of personal data, within the EU, the United States and elsewhere, especially relating to classification of IP addresses, machine or device identifiers, location data and other information, have in the past and could cause us in the future, to change our business practices, or limit or inhibit our ability to operate or expand our business. Data protection and privacy-related laws and regulations are evolving and could result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. While we take measures to protect the security of information that we collect, use and disclose in the operation of our business, and to offer certain privacy protections with respect to such information, such measures may not always be effective. In addition, while we take steps to avoid collecting personally identifiable information about consumers, we may inadvertently receive this information from advertisers or advertising agencies or through the process of delivering advertising. Our failure to comply with applicable laws and regulations, or to protect personal data, could result in enforcement action against us, including fines, imprisonment of our officers and public censure, claims for damages by consumers and other affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse impact on our business, financial condition and results of operations. Even the perception of privacy concerns, whether or not valid, could harm our reputation and inhibit adoption of our solution by current and future advertisers and advertising agencies.
Our proprietary rights may be difficult to enforce. This could enable others to copy or use aspects of our solution without compensating us, which could erode our competitive advantages and harm our business.
Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop under the intellectual property laws of the United States, so that we can prevent others from using our inventions and proprietary information. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology, and our business could be adversely affected. We rely on trademark, copyright, trade secret and patent laws, confidentiality procedures and contractual provisions to protect our proprietary methods and technologies. Our patent strategy is still in its early stages and while we have a small number of pending patent applications, valid patents may not be issued from our pending applications, and the claims eventually allowed on any patents may not be sufficiently broad to protect our technology or offerings and services. Any issued patents may be challenged, invalidated or circumvented, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to us. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Additional uncertainty may result from changes to intellectual property legislation enacted in the United States, including the recent America Invents Act, and other national governments and from interpretations of the intellectual property laws of the United States and other countries by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to obtain adequate patent protection, or to prevent third parties from infringing upon or misappropriating our intellectual property.
Unauthorized parties may attempt to copy aspects of our technology or obtain and use information that we regard as proprietary. We generally enter into confidentiality and/or license agreements with our employees, consultants, vendors and advertisers, and generally limit access to and distribution of our proprietary information. However, we cannot provide assurance that any steps taken by us will prevent misappropriation of our technology and proprietary information. Policing unauthorized use of our technology is difficult. In addition, the laws of some foreign countries may not be as protective of intellectual property rights as those of the United States, and mechanisms for enforcement of our proprietary rights in such countries may be inadequate. From time to time, legal action by us may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement. Such litigation could result in substantial costs and the diversion of limited resources and could negatively affect our business, financial condition and results of operations. If we are unable to protect our proprietary rights (including aspects of our technology platform), we may find ourselves at a competitive disadvantage to others who have not incurred the same level of expense, time and effort to create and protect their intellectual property.
We may be subject to intellectual property rights claims by third parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Third parties may assert claims of infringement of intellectual property rights in proprietary technology against us or against our advertisers for which we may be liable or have an indemnification obligation. We may be more at risk of infringement claims when we offer enterprise solutions used directly by our clients because our technology is more accessible to potential claimants, and also because through the [x+1] acquisition we acquired a substantial amount of additional technology and intellectual property. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management from operating our business.
Although third parties may offer a license to their technology, the terms of any offered license may not be acceptable and the failure to obtain a license or the costs associated with any license could cause our business, financial condition and results of operations to be materially and adversely affected. In addition, some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and ultimately may not be successful. Furthermore, a successful claimant could secure a judgment or we may agree to a settlement that prevents us from distributing certain products or performing certain services or that requires us to pay substantial damages, including treble damages if we are found to have willfully infringed such claimant’s patents or copyrights, royalties or other fees. Any of these events could seriously harm our business financial condition and results of operations.
Legal claims against us resulting from the actions of our advertisers could damage our reputation and be costly to defend.
We receive representations from advertisers that the content of the advertising that we place on their behalf is lawful. We also rely on representations from our advertisers that they maintain adequate privacy policies that allow us to place pixels on their websites and collect data from users that visit those websites to aid in delivering our solution. However, we do not independently verify whether we are permitted to deliver advertising to our advertisers’ Internet users or that the content of the advertisements we deliver is legally permitted. If any of our advertisers’ representations are untrue and our advertisers do not abide by foreign, federal, state or local laws or regulations governing their content or privacy practices, we could become subject to legal claims against us, we could be exposed to potential liability (for which we may or may not be indemnified by our customers), and our reputation could be damaged.
Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations.
We have identified material weaknesses in our internal controls in the past, and if we do not continue to develop effective internal controls, we may not be able to accurately report our financial results or prevent fraud, and our business could suffer as a result.
When we are no longer an “emerging growth company,” as defined in the JOBS Act, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal controls over financial reporting. We will need to disclose any material weaknesses (as defined by SEC rules) in our internal controls over financial reporting that are identified by our management, as well as provide a statement that our independent registered public accounting firm has issued an opinion on our internal controls over financial reporting. Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal controls over financial reporting until our first annual report filed with the SEC following the later of (i) the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act, or (ii) the date we are no longer an emerging growth company.

In connection with the audit of our financial statements for the year ended December 31, 2010, we identified certain material weaknesses in our internal controls resulting from a lack of qualified personnel within our accounting function that possessed an appropriate level of expertise to perform certain functions. We have since remediated these material weaknesses. We are continuing to develop our internal controls, processes and reporting systems to comply with these requirements, by, among other things, hiring qualified personnel with expertise to perform specific functions, implementing software systems to manage our revenue and expenses and to allow us to budget and undertake multi-year financial planning and analyses. This process has been and will be time-consuming, costly and complicated. We may not be successful in implementing these systems or in developing other internal controls, which could undermine our ability to provide accurate, timely and reliable reports on our financial and operating results. For example, in connection with filing a registration statement for our initial public offering, errors were identified in the unaudited consolidated statement of cash flows for the six months ended June 30, 2012. We have since corrected these errors and concluded that such corrections were immaterial. However, if we identify additional errors that result in material weaknesses in our internal controls over financial reporting and we do not detect errors on a timely basis, and our financial statements could be materially misstated. If we identify new material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors could lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. As a result of any such failures, we could also become subject to investigations by the NASDAQ Global Select Market, the SEC, or other regulatory authorities, and become subject to lawsuits by stockholders, which could harm our reputation and financial condition or divert financial and management resources from our core business.
Economic downturns and political and market conditions beyond our control could adversely affect our business, financial condition and results of operations.
Our business depends on the overall demand for advertising and on the economic health of our current and prospective advertisers. Economic downturns or instability in political or market conditions may cause current or new advertisers to reduce their advertising budgets. Adverse economic conditions and general uncertainty about economic recovery are likely to affect our business prospects. In particular, uncertainty regarding the budget crisis in the United States may cause general business conditions in the United States and elsewhere to deteriorate or become volatile, which could cause advertisers to delay, decrease or cancel purchases of our solution, This could expose us to increased credit risk on advertiser orders, which, in turn, could negatively impact our business, financial condition and results of operations. In addition, concerns over the sovereign debt situation in certain countries in the EU as well as continued geopolitical turmoil in many parts of the world have, and may continue to, put pressure on global economic conditions, which could lead to reduced spending on advertising.
If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below the expectations of investors and securities analysts, which could result in a decline in our stock price.
The preparation of financial statements in conformity with generally accepted accounting principles, or GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances (as described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”), the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Our operating results could be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions. If, as a result, our operating results fall below the expectations of investors and securities analysts, our stock price could decline. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, stock-based compensation, allowance for doubtful accounts, accounting for internal use software and income taxes.
Our loan agreement contains operating and financial covenants that restrict our business and financing activities.

Borrowings under our loan agreement with certain lenders and Comerica Bank, or Comerica, as agent for the lenders, are secured by substantially all of our assets, including our intellectual property. Our loan agreement also restricts our ability to, among other things:

•	dispose of or sell our assets;

•	make material changes in our business or management;

•	consolidate or merge with other entities;

•	incur additional indebtedness;

•	create liens on our assets;

•	pay dividends;

•	make investments;

•	enter into transactions with affiliates; and

•	payoff or redeem subordinated indebtedness.
These restrictions are subject to certain exceptions. In addition, our loan agreement requires us to comply with a minimum EBITDA covenant and maintain a minimum liquidity ratio.
The operating and financial restrictions and covenants in the loan agreement, as well as any future financing agreements that we may enter into, could restrict our ability to finance our operations and to engage in, expand or otherwise pursue business activities and strategies that we or our stockholders may consider beneficial. We have failed to comply with similar covenants in the past. For example, as of December 31, 2012 and September 30, 2013, we were not in compliance with certain financial and non-financial covenants in prior secured loan and security agreements, including a covenant related to permitted indebtedness for a corporate credit card account balance. Although we have been able to obtain a waiver for each such covenant violation in the past, there is no guarantee that our lender will waive such violations in the future. Our ability to comply with these covenants may be affected by events beyond our control, and future breaches of any of these covenants could result in a default under the loan agreement. Future defaults, if not waived, could cause all of the outstanding indebtedness under our loan agreement to become immediately due and payable and would permit the lenders to terminate all commitments to extend further credit and permit Comerica, on behalf of the lenders, to proceed against the collateral in which we granted Comerica a security interest.
If we do not have or are unable to generate sufficient cash available to repay our debt obligations when they become due and payable, either upon maturity or in the event of a default, we may not be able to obtain additional debt or equity financing on favorable terms, if at all. This could materially and adversely affect our liquidity and financial condition and our ability to operate and continue our business as a going concern.
Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations, which could subject our business to higher tax liability.
We may be limited in the portion of net operating loss carry-forwards that we can use in the future to offset taxable income for U.S. federal and state income tax purposes. At December 31, 2013, we had U.S. federal net operating loss carry-forwards, or NOLs, of $43.9 million and state NOLs of $18.4 million. A lack of future taxable income would adversely affect our ability to utilize these NOLs. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. We believe that we experienced an ownership change under Section 382 of the Code in prior years that may limit our ability to utilize a portion of the NOLs. As a result of the ownership change, we estimate that the utilization of U.S. federal NOLs of $11.7 million and state NOLs of $10.5 million are subject to annual limitations under Section 382. In addition, future changes in our stock ownership could result in additional ownership changes under Section 382 of the Code. Our NOLs may also be impaired under similar provisions of state law. We have recorded a full valuation allowance related to our NOLs and other net deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets. Our NOLs may expire unutilized or underutilized, which would prevent us from offsetting future taxable income.
Forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, we cannot provide assurance that our business will grow at similar rates, if at all.
Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Forecasts relating to the expected growth in the digital advertising and real-time buying markets may prove to be inaccurate. Even if these markets experience the forecasted growth, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.
Our liquidity could be adversely impacted by adverse conditions in the financial markets.
As of June 30, 2014, we had $203.5 million in cash and cash equivalents. At any point in time, we have funds in our operating accounts that are with third party financial institutions that exceed the Federal Deposit Insurance Corporation, or FDIC, insurance limits. These cash balances could be impacted if the underlying financial institutions fail or become subject to other adverse conditions in the financial markets. Portions of the proceeds from our initial public offering are invested in our operating accounts with third-party financial institutions in amounts that exceed FDIC insurance limits.
Our business is subject to the risk of earthquakes, fire, power outages, floods and other catastrophic events, and to other interruptions due to natural or human causes.
We maintain servers at co-location facilities in California, Illinois, New Jersey, Nevada, Virginia, Germany, the Netherlands and Hong Kong that we use to deliver advertising campaigns for our advertisers, and expect to add other data centers at co-location facilities in the future. Any of our facilities may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, tornadoes, hurricanes, fires, floods, nuclear disasters, war, acts of terrorism, vandalism or other criminal activities, infectious disease outbreaks and power outages, any of which could render it difficult or impossible for us to operate our business for some period of time. For example, in October 2012, Hurricane Sandy caused our former data center in New York to cease operations because of storm damage, which caused us to divert online traffic to other facilities. Our corporate headquarters and the co-location facility where we maintain data used in our business operations are both located in the San Francisco Bay Area, a region known for seismic activity. If we were to lose the data stored in our California co-location facility, it could take at least a full day to recreate this data in our Nevada co-location facility, which could result in a material negative impact on our business operations, and potential damage to our advertiser and advertising agency relationships. If one of our facilities were to suffer damage, it would likely be costly to repair or replace, and any such efforts would likely require substantial time. Any disruptions in our operations could negatively impact our business and results of operations, and harm our reputation. In addition, we may not carry sufficient business interruption insurance to compensate for the losses that may occur. Any such losses or damages could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to the Securities Markets and Ownership of Our Common Stock
The price of our common stock has been volatile and the value of our common stock could decline.
Technology stocks have historically experienced high levels of volatility. The trading price of our common stock has, and is likely going to continue to fluctuate substantially. Since our initial public offering in September 2013 through October 31, 2014, our common stock has ranged in price from a low of $14.29 to a high of $71.89. The price has declined significantly since the end of the first quarter of 2014. These fluctuations could cause stockholders to lose all or part of their investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

•
announcements of financial results, new offerings, products, services or technologies, initiatives, commercial relationships, acquisitions or other events by us, our competitors or others in our industry sector;

•	price and volume fluctuations in the overall U.S. and foreign stock markets from time to time;

•	significant volatility in the market price and trading volume of technology companies in general and of companies in the digital advertising industry in particular;

•	fluctuations in the trading volume of our shares or the size of our public float;

•	actual or anticipated changes or fluctuations in our results of operations;

•	whether our results of operations meet the expectations of investors or securities analysts;

•	actual or anticipated changes in the expectations of investors or securities analysts;

•	litigation involving us, our industry, or both;

•	regulatory developments in the United States, foreign countries, or both;

•	general economic conditions and trends;

•	major catastrophic events;

•	sales of large blocks of our common stock;

•	departures of key employees; or

•	an adverse impact on us from any of the other risks cited herein.
In addition, if the market for technology stocks or the stock market, in general, experience a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.
Our stock price has been volatile and has declined since our initial public offering in September 2013. On September 3, 2014, a stockholder class action lawsuit was filed against us, certain of our officers and certain underwriters of our initial public offering in September 2013 and our follow-on offering in January 2014. On September 10, 2014, a substantively similar lawsuit was filed, adding our board of directors and additional underwriters as defendants. The complaints allege violations of the federal securities laws on behalf of a purported class consisting of purchasers of our common stock pursuant or traceable to the registration statements and prospectuses for our initial and follow-on public offerings, and seek unspecified compensatory damages and other relief. Securities litigation, regardless of the outcome, can ultimately result in substantial costs and divert our management’s attention and resources from our business. This could have a material adverse effect on our business, financial condition and results of operations.
We may fail to meet our publicly announced guidance or other expectations about our business and future operating results, which would cause our stock price to decline.

We have provided and may continue to provide guidance about our business and future operating results. In developing this guidance, our management must make certain assumptions and judgments about our future performance. We use a variety of models to forecast revenue in our business, including but not limited to models based on our bookings, estimates from our sales personnel, and projected productivity of our sales representatives. Each of our models has limitations. For example, revenue anticipated by a sales representative for a particular quarter might be delayed, reduced in amount or not materialize at all for a variety of reasons, including many that are out of our control. As another example, sales personnel productivity may change significantly from historical patterns when we hire new, less experience sales personnel, when we introduce new products and services and if we are required to integrate sales personnel and new products as part of an acquired business, such as in connection with our recent acquisition of [x+1]. In addition, expanding competitive alternatives available to our customers in the market, an unexpected slowdown in general economic conditions and a variety of other factors could lead to unanticipated reductions in spending by our customers. Our industry is rapidly changing, and as we adopt new business models to address customer requirements, our historical methods of forecasting may prove inadequate. Our recent acquisition of [x+1] exacerbates our difficulty in developing accurate forecasts. It may take a number of quarters following the acquisition for us to understand enough about the dynamics impacting [x+1]’s revenue to be able to accurately forecast revenue for the combined post-acquisition entity.
Our business results may vary significantly from our guidance due to a number of factors and many of which could adversely affect our operations and operating results. Furthermore, if our publicly announced guidance of future operating results fails to meet expectations of securities analysts, investors or other interested parties, the price of our common stock would likely decline, as it did following our announcement of guidance for the second quarter of fiscal 2014 on May 8, 2014, and our announcement of third quarter and full year guidance on August 5, 2014.
The concentration of our capital stock ownership with insiders could limit your ability to influence the outcome of key transactions, including a change of control.
Our directors, executive officers and all of our stockholders who own greater than 5% of our outstanding common stock, in the aggregate, owned approximately 38% of the outstanding shares of our common stock based on the number of shares outstanding as of October 31, 2014. As a result, these stockholders will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a manner that is adverse to your interests. This concentration of ownership may have the effect of deterring, delaying or preventing a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.
The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.
As a public company, we are subject to the reporting requirements of the Exchange Act, and are required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NASDAQ Stock Market and other applicable securities rules and regulations. Compliance with these rules and regulations have increased our legal and financial compliance costs, made some activities more difficult, time-consuming or costly and increased demand on our systems and resources. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and results of operations. Although we have already hired additional employees to comply with these requirements, we may need to hire even more employees in the future, which will increase our costs and expenses.
We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

For so long as we remain an emerging growth company as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not emerging growth companies, including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions for so long as we are an emerging growth company, which could be as long as five years following the completion of our IPO in September 2013. Investors may find our common stock less attractive because we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile and may decline.
In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. However, we chose to “opt out” of the extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.
If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research reports about our business, our share price and trading volume could decline.
The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us should downgrade our shares or change their opinion of our business prospects, our share price would likely decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.
We do not intend to pay dividends for the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.
We have never declared or paid any dividends on our common stock. We have an accumulated deficit in our stockholders’ equity and have not generated income through June 30, 2014. In addition, our credit facility contains restrictions on our ability to pay dividends. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.
Our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment.
Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

•	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•
the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•
the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•
the requirement that a special meeting of stockholders may be called only by the chairman of our board of directors, our president, our secretary, or a majority vote of our board of directors, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•
the requirement for the affirmative vote of holders of at least 662/3% of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our amended and restated

•
certificate of incorporation relating to the management of our business or our amended and restated bylaws, which may inhibit the ability of an acquiror to effect such amendments to facilitate an unsolicited takeover attempt;

•
the ability of our board of directors, by majority vote, to amend our amended and restated bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquiror to amend our amended and restated bylaws to facilitate an unsolicited takeover attempt; and

•
advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus, including the sections entitled “Prospectus Summary” and “Risk Factors,” and the information incorporated by reference in this prospectus, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan” “expect,” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements.
These forward-looking statements include, but are not limited to, statements concerning the following:

•	our future financial and operating results;

•	the impact of the acquisition of [x+1] on our financial condition and results of operations;

•	our ability to maintain an adequate rate of revenue growth;

•	our capital investment plans and our ability to effectively manage those investments;

•	our growth strategy;

•	our future operating expenses, including changes in research and development, sales and marketing and general and administrative expenses;

•	our ability to timely and effectively adapt our existing technology;

•	our ability to introduce new offerings that gain market acceptance, including the recently announced expansion of our self-service platform;

•	our ability to continue to expand internationally;

•	our ability to fulfill covenants and obligations under our existing business agreements;

•	our ability to manage our cash to meet our liquidity needs;

•	the effects of increased competition in our market and our ability to compete effectively;

•	our plans to use the proceeds from our initial and follow-on public offerings;

•	future acquisitions of or investments in complementary companies or technologies;

•	our expectations concerning relationships with third parties; and

•	the effects of seasonal trends on our results of operations.
These forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this prospectus, any prospectus supplement and the information incorporated by reference in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.
USE OF PROCEEDS
We will not receive any proceeds from the sale of the common stock by the selling stockholders. The selling stockholders will receive all of the proceeds from this offering, if any.

SELLING STOCKHOLDERS
Up to 3,701,375 shares of common stock are being offered by this prospectus, all of which are being offered for resale for the account of the selling stockholders. Unless otherwise noted below, the shares being offered were issued to the selling stockholders pursuant to the Agreement and Plan of Merger, or merger agreement, dated as of August 4, 2014, by and among Rocket Fuel, Denali Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Rocket Fuel, Denali Acquisition Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Rocket Fuel, X Plus Two Solutions, Inc., or X Plus Two, a Delaware corporation, and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as stockholder representative. The shares being offered do not include shares held of record by U.S. Bank National Association as escrow agent under the merger agreement. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the shares being registered. When we refer to the “selling stockholders” in this prospectus, we mean the persons listed in the table below, as well as their donees, pledgees, assignees, transferees, distributees, or other successors-in-interest.
The table below sets forth certain information known to us, based upon written representations from the selling stockholders, with respect to the beneficial ownership of shares of common stock held by the selling stockholders as of September 5, 2014, the date of closing of our acquisition of X Plus Two, except as described in the notes to such table. Because the selling stockholders may sell, transfer or otherwise dispose of all, some or none of the shares of common stock covered by this prospectus, we cannot determine the number of such shares that will be sold, transferred or otherwise disposed of by the selling stockholders, or the amount or percentage of shares of common stock that will be held by the selling stockholders upon termination of any particular offering. See “Plan of Distribution.” For purposes of the table below, we assume that the selling stockholders will sell all their shares of common stock covered by this prospectus.
We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the selling stockholders have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws. Applicable percentage ownership is based on 41,202,228 shares of common stock outstanding as of September 5, 2014. In computing the number of shares of common stock beneficially owned by a selling stockholder and the percentage ownership of such person, we deemed to be outstanding all shares that the selling stockholder has the right to acquire within 60 days of such date through the exercise of any options or other rights. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Name of Selling Stockholder+	Prior to the Offering		Number of Shares of Common Stock Being Registered for Resale	After the Offering
	Number of Shares of Common Stock Beneficially Owned	Percent of Shares of Common Stock Outstanding		Number of Shares of Common Stock Beneficially Owned	Percent of Shares of Common Stock Outstanding
Blue Chip Entities(1)	1,639,215	4.0%	1,289,806	349,409	*
Advanced Technology Ventures VIII, L.P.(2)	932,511	2.3%	722,152	210,359	*
Hudson Venture Partners II LP(3)	911,769	2.2%	731,042	180,727	*
Intel Capital Corporation(4)	523,995	1.3%	428,151	95,844	*
Konstantin Zsigo(5)	145,297	*	91,772	53,525	*
Echelon Ventures Entities(6)	127,708	*	80,662	47,046	*
Peter Massey(7)	103,767	*	61,051	42,716	*
Ares Capital Corporation(8)	79,396	*	67,991	11,405	*
Edward Shergalis(9)	62,524	*	38,320	24,204	*
Nancy Lazaros(10)	52,684	*	33,276	19,408	*
Stephano Kim(11)	52,684	*	33,276	19,408	*
WS Investments III LLC(12)	44,008	*	38,018	5,990	*
Jeremy Bieger(13)	41,850	*	26,433	15,417	*
Lewis Wharf Partners(14)	18,961	*	11,976	6,985	*
David Skinner(15)	18,552	*	11,718	6,834	*
Sarah Fay(16)	17,642	*	15,246	2,396	*
Berry Patch LLC(17)	10,935	*	6,907	4,028	*
Brennan Hayden(18)	10,934	*	6,906	4,028	*
Richard Person(19)	3,309	*	2,090	1,219	*
De Sorrento Revocable Trust UAD 12/17/80(20)	1,169	*	851	318	*
GST Non Tax Exempt Marital Trust(21)	1,169	*	851	318	*
The Chipstone Foundation(22)	1,169	*	851	318	*
Michael Dillon(23)	650	*	411	239	*
Joseph Buckelew(24)	637	*	472	165	*
Neil R. McHugh and Linda J. McHugh as Joint Tenants(25)	583	*	425	158	*
Robert V. DiPauli(26)	583	*	425	158	*
Amron Partners LLLP(27)	290	*	212	78	*
Stone & Co. 3(28)	115	*	84	31	*
Total shares of common stock	4,804,106	11.7%	3,701,375	1,102,731	2.7%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.

+	Of the selling stockholders, five are current employees of our company and one is a current consultant of our company.

(1)
Consists of (i) 1,082,373 shares held of record by Blue Chip IV Limited Partnership, (ii) 207,433 shares held of record by Blue Chip V LLC (together with Blue Chip IV Limited Partnership, the “Blue Chip Entities”), and (iii) 349,409 shares held of record by U.S. Bank National Association as escrow agent under the merger agreement. Blue Chip

Venture Company, Ltd. is the general partner of Blue Chip IV Limited Partnership. John H. Wyant and John C. McIlwraith are the managing directors of Blue Chip Venture Company, Ltd. and may be deemed to hold voting and investment power with respect to the shares held by Blue Chip IV Limited Partnership. Blue Chip Partners LLC is the general partner and managing member of Blue Chip V LLC.  John H. Wyant is the managing director of Blue Chip Partners LLC and may be deemed to hold voting and investment power with respect to the shares held by Blue Chip V LLC.  The address for the Blue Chip Entities is 312 Walnut Street, Suite 1120, Cincinnati, OH 45202.

(2)
Consists of (i) 722,152 shares held of record by Advanced Technology Ventures VIII, L.P. and (ii) 210,359 shares held of record by U.S. Bank National Association as escrow agent under the merger agreement. ATV Associates VIII, LLC is the general partner of Advanced Technology Ventures VIII, L.P. Mike Carusi, Steve Baloff, Jean George, William Wiberg and Robert Hower are the Managing Directors of ATV Associates VIII, LLC and may be deemed to hold voting and investment power with respect to the shares held by Advanced Technology Ventures VIII, L.P. The address for Advanced Technology Ventures VIII, L.P. is 500 Boylston Street, Suite 1380, Boston, MA 02116.

(3)
Consists of (i) 731,042 shares held of record by Hudson Venture Partners II LP and (ii) 180,727 shares held of record by U.S. Bank National Association as escrow agent under the merger agreement. Hudson Ventures II, LLC is the general partner of Hudson Venture Partners II LP. Jay Goldberg, Lawrence Howard, Glen Lewy and Kim Goh are the managing members of Hudson Ventures II, LLC and may be deemed to hold voting and investment power with respect to the shares held by Hudson Venture Partners II LP. The address for Hudson Venture Partners II LP is 545 5th Avenue, Suite 401, New York, NY 10017.

(4)
Consists of (i) 428,151 shares held of record by Intel Capital Corporation and (ii) 95,844 shares held of record by U.S. Bank National Association as escrow agent under the merger agreement. Intel Capital Corporation is a wholly owned subsidiary of Intel Corporation whose stock is traded on The NASDAQ Global Select Market under the symbol “INTC.”  Intel Corporation is deemed to share voting and investment power with respect to the shares held by Intel Capital Corporation.  Arvind Sodhani, Ravi Jacob, Barbara Izzo and Stacy Smith may also be deemed to share voting and investment power with respect to the shares held by Intel Capital Corporation.  The address for Intel Capital Corporation is 2200 Mission College Blvd., Santa Clara, CA 95054.

(5)	Consists of (i) 91,772 shares held of record by Konstantin Zsigo and (ii) 53,525 shares held of record by U.S. Bank National Association as escrow agent under the merger agreement.

(6)
Consists of (i) 43,777 shares held of record by Echelon Ventures, LP, (ii) 14,360 shares held of record by Echelon Ventures II, LP, (iii) 22,525 shares held of record by Echelon Ventures Special Limited Partners I, L.P. (together with Echelon Ventures, LP and Echelon Ventures II, LP, the “Echelon Ventures Entities”), and (iv) 47,046 shares held of record by U.S. Bank National Association as escrow agent under the merger agreement. Echelon Ventures, LLC is the general partner of each of the Echelon Ventures Entities. Alfred S. Woodworth, Jr. is the manager of Echelon Ventures, LLC and may be deemed to hold voting and investment power with respect to the shares held by the Echelon Ventures Entities. The address for the Echelon Ventures Entities is 303 Wyman Street, Suite 300, Waltham, MA 02451.

(7)
Consists of (i) 53,457 shares held of record by Peter Massey, (ii) 7,594 shares held of record by Millennium Trust Co. LLC, Custodian FBO Peter Massey, and (iii) 42,716 shares held of record by U.S. Bank National Association as escrow agent under the merger agreement. Peter Massey has sole voting and investment power with respect to the shares held by Millennium Trust Co. LLC, Custodian FBO Peter Massey.

(8)
Consists of (i) 67,991 shares held of record by Ares Capital Corporation and (ii) 11,405 shares held of record by U.S. Bank National Association as escrow agent under the merger agreement. Ares Capital Corporation is a Maryland corporation whose stock is traded on The NASDAQ Global Select Market under the symbol "ARCC." Ares Capital Corporation is externally managed by its investment adviser, Ares Capital Management LLC. Ares Capital Corporation as so advised by Ares Capital Management LLC has voting and investment power over the shares held by Ares Capital Corporation. The address for Ares Capital Corporation is 245 Park Avenue, 44th Floor, New York, NY 10167.

(9)	Consists of (i) 38,320 shares held of record by Edward Shergalis and (ii) 24,204 shares held of record by U.S. Bank National Association as escrow agent under the merger agreement.

(10)	Consists of (i) 33,276 shares held of record by Nancy Lazaros and (ii) 19,408 shares held of record by U.S. Bank National Association as escrow agent under the merger agreement.

(11)	Consists of (i) 33,276 shares held of record by Stephano Kim and (ii) 19,408 shares held of record by U.S. Bank National Association as escrow agent under the merger agreement.

(12)
Consists of (i) 38,018 shares held of record by WS Investments III LLC and (ii) 5,990 shares held of record by U.S. Bank National Association as escrow agent under the merger agreement. The Marlin Group, LLC is the sole member of WS Investments III LLC. James S. Regan III and David W. Mills are the managers of The Marlin Group, LLC and may be deemed to hold voting and investment power with respect to the shares held by WS Investments III LLC. The address for WS Investments III LLC is 47 Hulfish Street, #305, Princeton, NJ 08542.

(13)	Consists of (i) 26,433 shares held of record by Jeremy Bieger and (ii) 15,417 shares held of record by U.S. Bank National Association as escrow agent under the merger agreement.

(14)
Consists of (i) 11,976 shares held of record by Lewis Wharf Partners and (ii) 6,985 shares held of record by U.S. Bank National Association as escrow agent under the merger agreement. Alfred S. Woodworth, Jr. is the managing general partner of Lewis Wharf Partners and may be deemed to hold voting and investment power with respect to the shares held by Lewis Wharf Partners. The address for Lewis Wharf Partners is 303 Wyman Street, Suite 300, Waltham, MA 02451.

(15)	Consists of (i) 11,718 shares held of record by David Skinner and (ii) 6,834 shares held of record by U.S. Bank National Association as escrow agent under the merger agreement.

(16)	Consists of (i) 15,246 shares held of record by Sarah Fay and (ii) 2,396 shares held of record by U.S. Bank National Association as escrow agent under the merger agreement.

(17)
Consists of (i) 6,907 shares held of record by Berry Patch LLC and (ii) 4,028 shares held of record by U.S. Bank National Association as escrow agent under the merger agreement. Priscilla M. Tamkin is the managing member of Berry Patch LLC and may be deemed to hold voting and investment power with respect to the shares held by Berry Patch LLC. The address for Berry Patch LLC is 9460 Wilshire Blvd., Suite 450, Beverly Hills, CA 90212.

(18)	Consists of (i) 6,906 shares held of record by Brennan Hayden and (ii) 4,028 shares held of record by U.S. Bank National Association as escrow agent under the merger agreement.

(19)	Consists of (i) 2,090 shares held of record by Richard Person and (ii) 1,219 shares held of record by U.S. Bank National Association as escrow agent under the merger agreement.

(20)
Consists of (i) 851 shares held of record by De Sorrento Revocable Trust UAD 12/17/80 and (ii) 318 shares held of record by U.S. Bank National Association as escrow agent under the merger agreement. James De Sorrento, as trustee, holds sole voting and investment power with respect to the shares held by De Sorrento Revocable Trust UAD 12/17/80.

(21)
Consists of (i) 851 shares held of record by the GST Non Tax Exempt Marital Trust and (ii) 318 shares held of record by U.S. Bank National Association as escrow agent under the merger agreement. Mary Lee Lewis, as trustee, holds sole voting and investment power with respect to the shares held by the GST Non Tax Exempt Marital Trust.

(22)
Consists of (i) 851 shares held of record by The Chipstone Foundation and (ii) 318 shares held of record by U.S. Bank National Association as escrow agent under the merger agreement. W. David Knox II, Joseph B. Tyson, Jr. and Philip L. Stone are directors of The Chipstone Foundation and may be deemed to hold voting and investment power with respect to the shares held by The Chipstone Foundation. The address for The Chipstone Foundation is 750 N. Lincoln Memorial Drive #405, Milwaukee, WI 53202.

(23)	Consists of (i) 411 shares held of record by Michael Dillon and (ii) 239 shares held of record by U.S. Bank National Association as escrow agent under the merger agreement.

(24)	Consists of (i) 472 shares held of record by Joseph Buckelew and (ii) 165 shares held of record by U.S. Bank National Association as escrow agent under the merger agreement.

(25)
Consists of (i) 425 shares held of record by Neil R. McHugh and Linda J. McHugh as Joint Tenants and (ii) 158 shares held of record by U.S. Bank National Association as escrow agent under the merger agreement.

(26)	Consists of (i) 425 shares held of record by Robert V. DiPauli and (ii) 158 shares held of record by U.S. Bank National Association as escrow agent under the merger agreement.

(27)
Consists of (i) 212 shares held of record by Amron Partners LLLP and (ii) 78 shares held of record by U.S. Bank National Association as escrow agent under the merger agreement. Robert J. Lewis is the managing partner of Amron Partners LLLP and may be deemed to hold voting and investment power with respect to the shares held by Amron Partners LLLP.

(28)
Consists of (i) 84 shares held of record by Stone & Co. 3 and (ii) 31 shares held of record by U.S. Bank National Association as escrow agent under the merger agreement. W. David Knox II, Joseph B. Tyson, Jr., George A. Dionisopoulos and Olin Shivers are the trustees of the 34 trusts that are general partners of Stone & Co. 3 and may be deemed to hold voting and investment power with respect to the shares held by Stone & Co. 3.

PLAN OF DISTRIBUTION
The selling stockholders may, from time to time, sell any or all of the shares of common stock beneficially owned by them and offered hereby.
The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions.
     The selling stockholders may effect such transactions by selling the shares of common stock directly or to or through broker-dealers. The shares of common stock may be sold through broker-dealers by one or more of, or a combination of, the following:

•
a block trade in which the broker-dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	in privately negotiated transactions.
     The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, if available, rather than pursuant to this prospectus.
     The selling stockholders and any broker-dealers or agents that are involved in selling the shares covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
     To our knowledge, there are currently no plans, arrangements or understandings between the selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the shares covered by this prospectus by such selling stockholders. If any selling stockholder notifies us that a material arrangement has been entered into with an underwriter, broker-dealer or other agent for the sale of shares through a block trade, special offering or secondary distribution, we may be required to file a prospectus supplement pursuant to applicable SEC rules promulgated under the Securities Act.
     There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement of which this prospectus forms a part.
     We are required to pay all fees and expenses incident to the registration of the shares of common stock covered by this prospectus.
     Once sold under the registration statement of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.
LEGAL MATTERS
The validity of the shares of common stock offered by this prospectus has been passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.
EXPERTS

The consolidated financial statements, and the related financial statement schedules, incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2013 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of X Plus Two Solutions, Inc. appearing in our Current Report on Form 8-K/A filed with the SEC on November 5, 2014 have been audited by McGladrey LLP, independent auditor, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as an expert in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file at the SEC’s Public Reference Room in Washington, D.C., located at 100 F Street, N.E. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public over the Internet from the SEC’s website at www.sec.gov, or our website at www.rocketfuel.com. The information on or accessible through our website is not a part of, and is not incorporated or deemed to be incorporated by reference in, this prospectus.
This prospectus constitutes a part of a registration statement on Form S-3 we filed with the SEC under the Securities Act of 1933, as amended. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us, reference is hereby made to the registration statement. The registration statement may be inspected at the public reference facilities maintained by the SEC at the addresses set forth above or at the SEC’s website described above.
INFORMATION INCORPORATED BY REFERENCE
The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to the date of the registration statement of which this prospectus forms a part until the selling stockholders listed herein sell all of the shares of our common stock registered under this prospectus (other than, in each case, documents or information deemed to have been furnished and not filed with the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K or as otherwise permitted by SEC rules):

1.	our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on February 28, 2014;

2.	our Quarterly Report on Form 10-Q for the three months ended March 31, 2014, filed with the SEC on May 15, 2014;

3.	our Quarterly Report on Form 10-Q for the three months ended June 30, 2014, filed with the SEC on August 14, 2014;

3.	the information specifically incorporated by reference into the Annual Report on Form 10-K from our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 28, 2014;

4.
our Current Reports on Form 8-K, filed with the SEC on January 23, 2014, February 12, 2014, February 20, 2014, May 8, 2014, June 9, 2014, July 7, 2014, August 5, 2014, September 5, 2014, September 8, 2014, October 7, 2014, October 22, 2014 and November 5, 2014, except to the extent that information therein is furnished and not filed with the SEC; and

5.	the description of our common stock in our Registration Statement on Form 8-A, filed with the SEC on September 16, 2013.
For the purposes of this prospectus, any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
Documents incorporated by reference are available from us, without charge, excluding all exhibits unless specifically incorporated by reference in the documents. You may obtain documents incorporated by reference in this prospectus by writing to us at the following address or by calling us at the telephone number listed below:
Rocket Fuel Inc.
1900 Seaport Blvd.
Redwood City, CA 94063
(650) 595-1300
Attn: Secretary

3,701,375 SHARES

Common Stock

PROSPECTUS
November 5, 2014

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The Registrant will pay all reasonable expenses incident to the registration of the shares other than any commissions and discounts of underwriters, dealers or agents. Such expenses are set forth in the following table. All of the amounts shown are estimates except the SEC registration fee.

Amount to be paid
SEC registration fee	$6,843
Legal fees and expenses	$50,000
Accounting fees and expenses	$20,000
Total	$76,843
ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.
As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant’s amended and restated certificate of incorporation includes provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers.
In addition, as permitted by Section 145 of the Delaware General Corporation Law, the amended and restated certificate of incorporation and amended and restated bylaws of the Registrant provide that:

•
The Registrant shall indemnify its directors and officers for serving the Registrant in those capacities or for serving other business enterprises at the Registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•
The Registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•
The Registrant is not obligated pursuant to the amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the Registrant’s board of directors or brought to enforce a right to indemnification.

•
The rights conferred in the amended and restated certificate of incorporation and amended and restated bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, officers, employees, and agents and to obtain insurance to indemnify such persons.

•	The Registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees, and agents.
The Registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also to provide for certain additional procedural protections. The Registrant also maintains directors and officers insurance to insure such persons against certain liabilities.
These indemnification provisions and the indemnification agreements entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.
ITEM 16.    EXHIBITS.
See “Exhibit Index” following the signature pages.
ITEM 17.    UNDERTAKINGS.
A.    The undersigned Registrant hereby undertakes:
(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
B.    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
C.    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City, California, on November 5, 2014.
Rocket Fuel Inc.
By:     /s/ GEORGE H. JOHN
George H. John
Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints George H. John and Bela Pandya, and each of them, as his or her true and lawful attorney in fact and agent with full power of substitution and resubstitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-3 (including post effective amendments), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney in fact, proxy and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney in fact, proxy and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GEORGE H. JOHN George H. John	Co-Founder, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	November 5, 2014
/s/ BELA PANDYA Bela Pandya	Interim Chief Financial Officer and Vice President of Finance (Principal Financial & Accounting Officer)	November 5, 2014
/s/ RICHARD FRANKEL Richard Frankel	Co-Founder, President and Director	November 5, 2014
/s/ SUSAN L. BOSTROM Susan L. Bostrom	Director	November 5, 2014
/s/ RONALD E. F. CODD Ronald E. F. Codd	Director	November 5, 2014
/s/ WILLIAM ERICSON William Ericson	Director	November 5, 2014
/s/ JOHN GARDNER John Gardner	Director	November 5, 2014
/s/ CLARK KOKICH Clark Kokich	Director	November 5, 2014
/s/ MONTE ZWEBEN Monte Zweben	Director	November 5, 2014

EXHIBIT INDEX

Incorporated by Reference
Exhibit Number	Description of Document	Form	File No.	Exhibit	Filing Date
2.1*+
Agreement and Plan of Merger, dated as of August 4, 2014, by and among the Registrant, Denali Acquisition Sub, Inc., Denali Acquisition Sub II, LLC, X Plus Two Solutions, Inc., and Shareholder Representative Services LLC

3.1	Amended and Restated Certificate of Incorporation of the Registrant	10-Q	001-36071	3.1	11/13/2013
3.2	Amended and Restated Bylaws of the Registrant	10-Q	001-36071	3.2	11/13/2013
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
23.1*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
23.2*	Consent of McGladrey LLP, Independent Auditor
23.3	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (contained in Exhibit 5.1 hereto)
24.1	Power of Attorney (contained on signature page hereto)
99.1*
Fifth Amended and Restated Investor Rights Agreement, dated as of September 5, 2014, by and among the Registrant, George H. John, Richard Frankel, Abhinav Gupta and the stockholders listed on the schedules attached thereto

*	Filed herewith

+	The schedules and other attachments to this exhibit have been omitted. The Registrant agrees to furnish a copy of any omitted schedules or attachments to the SEC upon request.